Exhibit 99.1

RR MEDIA LTD.

RR Media Building, Hanegev Street, POB 1056
Airport City 7019900, Israel

March 17, 2016

To the Shareholders of RR Media Ltd.:

You are cordially invited to attend a Special General Meeting, or the Meeting, of the shareholders of RR Media Ltd. (which we refer to as RR Media, the Company or our company) to be held at our executive offices located at RR Building, Negev Street, Airport City 7019900, Israel on April 12, 2016, at 4:00 p.m. (Israel time), and thereafter as it may be adjourned from time to time.

At the Meeting, you will be asked to consider and vote on the following proposals:

1.
Approval, pursuant to Section 320 of the Companies Law 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of RR Media with NewBusinessCo Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of SES Astra Services Europe S.A., a company organized under the laws of Luxemburg (which we refer to as Parent), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into RR Media, with RR Media surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of February 25, 2016 (which we refer to as the Merger Agreement), by and among RR Media, Merger Sub, Parent and, solely for purposes of Section 8.15 thereof, SES S.A, a Luxemburg company (which we refer to as SES or the Guarantor), the parent company of Parent; (iii) the consideration to be received by RR Media’s shareholders in the Merger, consisting of an amount in cash equal to US$13.291 (which we refer to as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable taxes, for each ordinary share, par value NIS 0.01 per share, of RR Media (which we refer to as an Ordinary Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without any interest thereon, and subject to the withholding of any applicable taxes; (v) the conversion of each outstanding restricted share unit, or RSU, representing the right to receive one Ordinary Share into the right to receive an amount of cash equal to the Merger Consideration, without any interest thereon, and subject to the withholding of any applicable taxes, to be paid to the holder thereof in accordance with the applicable terms and conditions of such RSU; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which was attached as Exhibit 99.1 to RR Media’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the U.S. Securities and Exchange Commission, or SEC, on February 26, 2016 (we refer to this proposal collectively as the Merger Proposal).

2.
Renewal, effective as of January 1, 2016, of RR Media’s directors’ and officers’, or D&O, insurance, at its current coverage level of up to $20 million, at an annual premium of approximately $64,500 (we refer to this D&O insurance as the Renewed D&O Insurance, and to this proposal as the D&O Insurance Renewal Proposal).

3.
Subject to and effective upon the consummation of the Merger, the Company’s purchase, in accordance with the Merger Agreement, of a “tail” insurance policy for its officers and directors that will provide coverage at the same level as under the Renewed D&O Insurance, until the seventh anniversary of the effective time of the Merger, at a premium not to exceed three times the annual premium of the Renewed D&O Insurance (we refer to this proposal as the Tail Insurance Proposal).

4.
Approval, in accordance with the requirements of the Companies Law, of an amendment to the Company’s Compensation Policy, whereby in the event of a change of control of the Company, the Compensation Committee and the Board of Directors of the Company may elect upon the recommendation of the Chief Executive Officer (or the Chairman, in the case of a bonus payable to the Chief Executive Officer) to increase the amount of any special bonus otherwise payable to executives thereunder by up to additional 9 months’ base salary (we refer to this proposal as the Compensation Policy Proposal).

5.
Approval, in accordance with the requirements of the Companies Law, of (i) the extension of the existing employment terms of the Company’s Chief Executive Officer, Mr. Avi Cohen, or the CEO, (ii) an amendment of certain employment terms of the CEO, and (iii) subject to the consummation of the Merger, the payment of a bonus to the CEO, in acknowledgment and recognition of the CEO’s efforts and contribution to the achievement of the Company’s goals, including consummation of the Merger (we refer to this proposal as the CEO Proposal).

The accompanying Notice of Special Meeting of Shareholders, Proxy Statement and the attachments thereto contain important information and you are urged to read them carefully in their entirety.

Our board of directors has unanimously: (a) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, our company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving corporation will be unable to fulfill the obligations of our company to its creditors when they become due; (b) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (c) determined to recommend that the shareholders of our company approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Our board of directors has furthermore unanimously determined that the approval of each of the D&O Insurance Renewal Proposal, Tail Insurance Proposal, Compensation Policy Proposal and CEO Proposal is in the best interest of our company and our shareholders.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL AND ADOPTION OF THE MERGER PROPOSAL AND “FOR” THE APPROVAL OF EACH OF THE D&O INSURANCE RENEWAL PROPOSAL, TAIL INSURANCE PROPOSAL, COMPENSATION POLICY PROPOSAL AND CEO PROPOSAL.

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the proposal, not including abstentions and broker non-votes and excluding any Ordinary Shares that are held by Parent, Merger Sub or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.  Approval of each of the D&O Insurance Renewal Proposal, Tail Insurance Proposal, Compensation Policy Proposal and the CEO Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting, not including abstentions and broker non-votes.  In addition, the approval of each of the Compensation Policy Proposal and CEO Proposal requires that either of the following two voting conditions be met as part of the approval by a majority of the Ordinary Shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest under the Companies Law (which we refer to as a conflict of interest) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

- ii -

Record holders of our outstanding Ordinary Shares as of the close of business on March 8, 2016, which is the record date for the Meeting, are entitled to vote at the Meeting, and are entitled to one vote at the Meeting per Ordinary Share held for each proposal on the agenda.  Our outstanding Ordinary Shares constitute the only outstanding class of our share capital.

Enclosed with this letter you will find a Notice of the Meeting (which we published pursuant to the Companies Law on March 3, 2016) and a related Proxy Statement, along with a proxy card. The accompanying Proxy Statement provides you with detailed information about the Meeting, the Merger Agreement and the Merger.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN.  ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. SUBMITTING YOUR VOTE IN ADVANCE WILL NOT PREVENT YOU FROM VOTING YOUR ORDINARY SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

Thank you for your cooperation.

Very truly yours, /s/ AYAL SHIRAN Ayal Shiran Chairman of the Board of Directors

Neither the Securities and Exchange Commission nor any other securities commission has approved or disapproved of the Merger or the other transactions described in this document, or passed upon the adequacy or accuracy of the enclosed Proxy Statement. Any statement to the contrary is a criminal offense.

The date of the accompanying Proxy Statement is March 17, 2016 and is first being mailed to shareholders of the Company on or about March 18, 2016.

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RR MEDIA LTD.

RR Media Building, Hanegev Street, POB 1056
Airport City 7019900, Israel

NOTICE OF SPECIAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON APRIL 12, 2016

Airport City, Israel March 17, 2016

To the Shareholders of RR Media Ltd.:

NOTICE IS HEREBY GIVEN that a Special General Meeting, which we refer to as the Meeting, of shareholders of RR Media Ltd. (which we refer to as RR Media, the Company or our company) will be held at RR Media’s executive offices located at RR Building, Negev Street, Airport City 7019900, Israel, on April 12, 2016, at 4:00 p.m. (Israel time), and thereafter, as it may be adjourned from time to time.

At the Meeting, shareholders will be asked to consider and vote on the following proposals:

1.           Approval, pursuant to Section 320 of the Companies Law, 5759-1999, of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of RR Media with NewBusinessCo Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of SES Astra Services Europe S.A., a company organized under the laws of Luxemburg (which we refer to as Parent), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into RR Media, with RR Media surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of February 25, 2016 (which we refer to as the Merger Agreement), by and among RR Media, Merger Sub, Parent and, solely for purposes of Section 8.15 thereof, SES S.A, a Luxemburg company (which we refer to as SES or the Guarantor), the parent company of Parent; (iii) the consideration to be received by RR Media’s shareholders in the Merger, consisting of an amount in cash equal to US$13.291 (which we refer to as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable taxes, for each ordinary share, par value NIS 0.01 per share, of RR Media (which we refer to as an Ordinary Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without any interest thereon, and subject to the withholding of any applicable taxes; (v) the conversion of each outstanding restricted share unit, or RSU, representing the right to receive one Ordinary Share into the right to receive an amount of cash equal to the Merger Consideration, without any interest thereon, and subject to the withholding of any applicable taxes, to be paid to the holder thereof in accordance with the applicable terms and conditions of such RSU; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which was attached as Exhibit 99.1 to RR Media’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the U.S. Securities and Exchange Commission, or SEC, on February 26, 2016 (we refer to this proposal collectively as the Merger Proposal).

2.           Renewal, effective as of January 1, 2016, of RR Media’s directors’ and officers’, or D&O, insurance at its current coverage level of up to $20 million, at an annual premium of approximately $64,500 (we refer to this D&O insurance as the Renewed D&O Insurance, and to this proposal as the D&O Insurance Renewal Proposal).

- iv -

3.           Subject to and effective upon the consummation of the Merger, the Company’s purchase, in accordance with the Merger Agreement, of a “tail” insurance policy for its officers and directors that will provide coverage at the same level as under the Renewed D&O Insurance, until the seventh anniversary of the effective time of the Merger, at a premium not to exceed three times the annual premium of the Renewed D&O Insurance (we refer to this proposal as the Tail Insurance Proposal).

4.           Approval, in accordance with the requirements of the Companies Law, of an amendment to the Company’s Compensation Policy, whereby in the event of a change of control of the Company, the Compensation Committee and the Board of Directors of the Company may elect upon the recommendation of the Chief Executive Officer (or the Chairman, in the case of a bonus payable to the Chief Executive Officer) to increase the amount of any special bonus otherwise payable to executives thereunder by up to additional 9 months’ base salary (we refer to this proposal as the Compensation Policy Proposal).

5.           Approval, in accordance with the requirements of the Companies Law, of (i) the extension of the existing employment terms of the Company’s Chief Executive Officer, Mr. Avi Cohen, or the CEO, (ii) an amendment of certain employment terms of the CEO, and (iii) subject to the consummation of the Merger, the payment of a bonus to the CEO, in acknowledgment and recognition of the CEO’s efforts and contribution to the achievement of the Company’s goals, including consummation of the Merger (we refer to this proposal as the CEO Proposal).

Shareholders will also be asked to consider any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings. We currently know of no other business to be transacted at the Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF EACH OF THE MERGER PROPOSAL, D&O INSURANCE RENEWAL PROPOSAL, TAIL INSURANCE PROPOSAL, COMPENSATION POLICY PROPOSAL AND CEO PROPOSAL.

The presence, in person or by proxy, of two or more shareholders possessing at least one-third of RR Media’s voting power will constitute a quorum at the Meeting.  In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned until the next day and will be held on April 13, 2016 at the same time and place.  At such adjourned meeting, if within 30 minutes of the scheduled time for the adjourned meeting a legal quorum is not present, the presence of at least two shareholders in person or by proxy (provided that they hold Ordinary Shares representing at least 10% of our voting power) will constitute a quorum.

Approval of the Merger Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof), excluding any Ordinary Shares that are held by Merger Sub, Parent, or any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates. Approval of each of the D&O Insurance Renewal Proposal, Tail Insurance Proposal, Compensation Policy Proposal and CEO Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the proposal, not including abstentions and broker non-votes.  In addition, the approval of each of the Compensation Policy Proposal and CEO Proposal requires that either of the following two voting conditions be met as part of the approval by a majority of the Ordinary Shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest under the Companies Law (which we refer to as a conflict of interest) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

- v -

The inclusion of the CEO among the officers of the Company to be covered by (i) the Renewed D&O Insurance to be renewed pursuant to the D&O Insurance Renewal Proposal and (ii) the “tail” insurance policy to be purchased pursuant to the Tail Insurance Proposal, was approved by the Company’s Compensation Committee and Board of Directors in accordance with the Companies Law Regulations (Leniencies for Transactions with Interested Parties), 5760-2000.

Shareholders of record at the close of business on March 8, 2016 are entitled to vote at the Meeting and any adjournment or postponement of the Meeting.  This Notice was first published in accordance with the Companies Law on March 3, 2016, and the Notice, along with the accompanying Proxy Statement, letter to shareholders and proxy card, are first being mailed to our shareholders on or about March 18, 2016.

IT IS IMPORTANT THAT YOUR ORDINARY SHARES BE REPRESENTED AT THE MEETING.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign a form of proxy and return it promptly in the pre-addressed envelope that will be provided, so as to be received by 4:00 p.m. Israel time (9:00 a.m., Eastern time) on April 11, 2016.  No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their Ordinary Shares at the Meeting. Your proxy cards, if properly executed, will be voted in the manner directed by you. As a shareholder of record, if you sign, date and return your proxy card without indicating how you want to vote, then for Proposals 2 or 3, the shares will be voted “FOR” each of the matters described in those proposals, but for Proposals 1, 4 and 5, the shares will not be voted (due to the special voting requirements related to those proposals under Israeli law). Detailed proxy voting instructions are provided both in the proxy statement and on the proxy cards that are being sent to you.

If your shares are held in “street name”, through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares via the enclosed proxy card or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

Joint holders of Ordinary Shares in the Company should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

There are no appraisal rights available to shareholders in connection with the Merger.

Please do not send your certificates representing Ordinary Shares at this time. If the Merger Proposal is adopted and approved and the Merger is subsequently completed, instructions for surrendering your certificates in exchange for the Merger Consideration will be sent to you.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement and proxy card are available at:
http://www.astproxyportal.com/ast/15028

By order of the Board of Directors, /s/ AYAL SHIRAN Ayal Shiran Chairman of the Board of Directors

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IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE
COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 12, 2016

INTRODUCTION

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our board of directors of proxies to be used at a Special General Meeting of Shareholders, as may be adjourned or postponed from time to time, which we refer to as the Meeting, to be held at our executive offices located at RR Building, Negev Street, Airport City 7019900, Israel, on April 12, 2016, at 4:00 p.m. (Israel time), and thereafter, as it may be adjourned from time to time.  We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about March 18, 2016, to the holders of our Ordinary Shares entitled to notice of, and to vote at, the Meeting.  All references to “RR Media,” “the Company,” “we,” “us,” “our” and “our company,” or words of like import, are references to RR Media Ltd. and its subsidiaries, references to “you” and “your” refer to our shareholders, all references to “$” or to “US$” are to United States dollars and references to “NIS” are to New Israeli Shekels.

At the Meeting, shareholders will be asked to consider and vote on the following:

1.           The approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of NewBusinessCo Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of SES Astra Services Europe S.A., a company organized under the laws of Luxemburg (which we refer to as Parent), which is itself a wholly-owned subsidiary of SES S.A, a Luxemburg company (which we refer to as SES or the Guarantor), with and into RR Media, including approval of (we refer to this proposal collectively, including all aspects described below, as the Merger Proposal):

•
the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into RR Media, with RR Media surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger);

•
the Agreement and Plan of Merger, dated as of February 25, 2016, as it may be amended from time to time, by and among RR Media, Merger Sub, Parent and, solely for purposes of Section 8.15 thereof, SES (which we refer to as the Merger Agreement);

•
the consideration to be received by RR Media’s shareholders in the Merger, consisting of a cash amount equal to US$13.291 (we refer to that cash consideration as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable withholding taxes, for each Ordinary Share, nominal value NIS 0.01 per share, of RR Media (which we refer to as an Ordinary Share) held as of immediately prior to the effective time of the Merger (which we refer to sometimes as the Effective Time);

i

•
the conversion of each outstanding option (after giving effect to an acceleration of all unvested options) to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without any interest thereon, and subject to the withholding of any applicable taxes;

•
the conversion of each outstanding restricted stock unit, or RSU, representing the right to receive one Ordinary Share into the right to receive an amount of cash equal to the Merger Consideration, without any interest thereon, and subject to the withholding of any applicable taxes, to be paid to the holder thereof in accordance with the applicable terms and conditions of such RSU (including vesting terms, but subject to accelerated vesting for any RSU that vests upon achievement of any price target for the Ordinary Shares); and

•
all other transactions and arrangements contemplated by the Merger Agreement, a copy of which was attached as Exhibit 99.1 to RR Media’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the U.S. Securities and Exchange Commission, or SEC, on February 26, 2016.

2.           Renewal, effective as of January 1, 2016, of RR Media’s directors’ and officers’, or D&O, existing insurance at its current coverage level of up to $20 million, at an annual premium of approximately $64,500 (we refer to this D&O insurance as the Renewed D&O Insurance, and to this proposal as the D&O Insurance Renewal Proposal).

3.           Subject to and effective upon the consummation of the Merger, RR Media’s purchase, in accordance with the Merger Agreement, of a “tail” insurance policy for its officers and directors that will provide coverage to the same persons and on the same terms with respect to coverage and amount as under the Renewed D&O Insurance, until the seventh anniversary of the Effective Time, at a premium not to exceed three times the annual premium of the Renewed D&O Insurance (we refer to this proposal as the Tail Insurance Proposal).

4.           Approval, in accordance with the requirements of the Companies Law, of an amendment to the compensation policy for our office holders, or the Compensation Policy, whereby in the event of a change of control of the Company, the Compensation Committee and the Board of Directors of the Company may elect upon the recommendation of the Chief Executive Officer (or the Chairman, in the case of a bonus payable to the Chief Executive Officer) to increase the amount of any special bonus otherwise payable to executives thereunder by up to additional 9 months’ base salary (we refer to this proposal as the Compensation Policy Proposal).

5.           Approval, in accordance with the requirements of the Companies Law, of (i) the extension of the existing employment terms of the Company’s Chief Executive Officer, Mr. Avi Cohen, or the CEO, effective as of January 1, 2016, (ii) an amendment of certain employment terms of the CEO, effective as of January 1, 2016, and (iii) subject to the consummation of the Merger, the payment of a bonus to the CEO, in acknowledgment and recognition of the CEO’s efforts and contribution to the achievement of the Company’s goals, including consummation of the Merger (we refer to this proposal as the CEO Proposal).

We will also consider any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

We currently know of no other business to be transacted at the Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF EACH OF THE MERGER PROPOSAL, D&O INSURANCE RENEWAL PROPOSAL, TAIL INSURANCE PROPOSAL, COMPENSATION POLICY PROPOSAL AND CEO PROPOSAL.

Quorum

Only holders of record of Ordinary Shares at the close of business on March 8, 2016, which is the record date for the Meeting, are entitled to vote at the Meeting.  As of that date, there were 17,537,325 Ordinary Shares outstanding and entitled to vote.  Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

The presence at the Meeting of two or more RR Media shareholders (in person or by proxy), who collectively hold shares possessing at least one-third of RR Media’s voting power, will constitute a quorum.  Should no quorum be present 30 minutes after the time scheduled for the Meeting, the Meeting will be adjourned to the next day and will be held on April 13, 2016 at the same time and place.  At such adjourned meeting, if within 30 minutes of the scheduled start time a legal quorum is not present, the presence of at least two shareholders in person or by proxy (provided that they hold Ordinary Shares representing at least 10% of our voting power) will constitute a quorum.

Proxies

Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by executing and delivering to RR Media a proxy as detailed below.  If your Ordinary Shares are held in “street name” through a bank, broker or other nominee, you may complete a proxy card in order to direct such bank, broker or other nominee on how to vote your shares. In the alternative, you may obtain a legal proxy from such bank, broker or other nominee to vote your shares in person at the Meeting.

Proxies are being solicited by our board of directors and are being mailed together with this Proxy Statement.  Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact.  However, such parties will not receive additional compensation therefor.  We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares.

All Ordinary Shares represented by properly executed proxies received by us no later than 4:00 p.m., Israel time (9:00 a.m., Eastern time) on April 11, 2016 will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies.  If a shareholder of record signs, dates and returns the proxy card without indicating how the shareholder intends to vote, then for Proposals 2 or 3, the shares will be voted “FOR” each of the matters described in those proposals, but for Proposals 1, 4 and 5, the shares will not be voted (due to the special voting requirements related to those proposals under Israeli law).

A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to us at our executive offices located at RR Building, Negev Street, Airport City 7019900, Israel, to the attention of Orna Naveh, or via fax or email to Ms. Naveh at +972-3-928-0765 or Orna.Naveh@rrmedia.com, respectively.

Required Vote

Provided that a quorum is present, approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present (in person or by proxy) at the Meeting (or at any adjournment thereof) and voting on such proposal (not including abstentions and broker non-votes), excluding any Ordinary Shares that are held by Merger Sub, Parent, or any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

Approval of each of the D&O Insurance Renewal Proposal, Tail Insurance Proposal, Compensation Policy Proposal and CEO Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present (in person or by proxy), at the Meeting (or at any adjournment thereof) and voting on the proposal (excluding abstentions and broker non-votes). In addition, the approval of each of the Compensation Policy Proposal and CEO Proposal requires that either of the following two voting conditions be met as part of the approval by a majority of the Ordinary Shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest under the Companies Law (which we refer to as a conflict of interest) in the approval of that proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of that proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting pursuant to the respective proposals:

For Proposal 1: “RESOLVED, to approve, pursuant to Section 320 of the Israeli Companies Law (or the Companies Law), the merger of NewBusinessCo Ltd. (or Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of SES Astra Services Europe S.A., a company organized under the laws of Luxemburg (or Parent), which is itself a wholly-owned subsidiary of SES S.A, a Luxemburg company (or SES), with and into RR Media, including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into RR Media, with RR Media surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of February 25, 2016, by and among RR Media, Merger Sub, Parent and, solely for purposes of Section 8.15 thereof, SES (which we refer to as the Merger Agreement); (iii) the consideration to be received by RR Media’s shareholders in the Merger, consisting of a cash amount equal to US$13.291 (which we refer to as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable withholding taxes, for each Ordinary Share, nominal value NIS 0.01 per share, of RR Media (which we refer to as an Ordinary Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, less applicable withholding taxes; (v) the conversion of each outstanding restricted stock unit, or RSU, representing the right to receive one Ordinary Share into the right to receive an amount of cash equal to the Merger Consideration, less applicable withholding taxes, to be paid to the holder thereof in accordance with the applicable terms and conditions of such RSU; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, as described in the Proxy Statement, dated March 17, 2016, sent by RR Media to its shareholders in respect of this Meeting.”

For Proposal 2: “RESOLVED, that the renewal, effective as of January 1, 2016, of RR Media’s existing insurance covering the potential liability of its directors and officers for certain matters, or the D&O insurance, at its current coverage level of up to $20 million and at an annual premium of approximately $64,500, be, and hereby is, approved and ratified in all respects by RR Media’s shareholders.”

For Proposal 3: “RESOLVED, that subject to and effective upon the consummation of the Merger, RR Media’s purchase, in accordance with the Merger Agreement, of a “tail” insurance policy for its officers and directors that will provide coverage to the same persons and on the same terms with respect to coverage and amount as under the D&O insurance that is proposed for renewal pursuant to Proposal 2, until the seventh anniversary of the effective time of the Merger, at a premium not to exceed three times the annual premium of the Renewed D&O Insurance, be, and hereby is, approved in all respects by RR Media’s shareholders.”

For Proposal 4: “RESOLVED, that an amendment to the Company’s Compensation Policy, whereby in the event of a change of control of the Company, the Compensation Committee and the Board of Directors of the Company may elect upon the recommendation of the Chief Executive Officer (or the Chairman, in the case of a bonus payable to the Chief Executive Officer) to increase the amount of any special bonus otherwise payable to executives thereunder by up to additional 9 months’ base salary, be, and the same hereby is, approved in all respects.”

For Proposal 5: “RESOLVED, that (i) the extension of the existing employment terms of the Company’s Chief Executive Officer, Mr. Avi Cohen, or the CEO, effective as of January 1, 2016, (ii) the amendment of certain employment terms of the CEO, effective as of January 1, 2016, and (iii) subject to the consummation of the Merger, the payment of a bonus to the CEO, in acknowledgment and recognition of the CEO’s efforts and contribution to the achievement of the Company’s goals, including consummation of the Merger, all as described in the Proxy Statement, dated March 17, 2016, sent by RR Media to its shareholders in respect of this Meeting, be, and the same hereby are, approved in all respects.”

Our board of directors unanimously recommends a vote “FOR” approval of each of the proposed resolutions.

Time and Place of the Meeting	14
Purposes of the Meeting; Proposed Resolutions	14
Recommendation of our Board of Directors	15
Record Date, Method of Voting and Quorum Requirements	16
Voting Rights and Vote Required	16
Adjournment	18
Voting Procedures; Revoking Proxies or Voting Instructions	18
Solicitation of Proxies	19
Questions and Additional Information	20
PROPOSAL 1: THE MERGER PROPOSAL	21
THE PARTIES TO THE MERGER	21
Our Company	21
Parent	21
Merger Sub	21
THE MERGER	23
Background of the Merger	23
Our Reasons for Approving the Merger	27
No Appraisal Rights; Objections by Creditors	31
Opinion of the Financial Advisor to Our Company	31
Financing of the Merger	36
Material Tax Consequences of the Merger	37
Regulatory Matters	42
Interests of our Directors and Executive Officers in the Merger	43
Additional Conditions to Consummation of the Merger	45

THE MERGER AGREEMENT	46

PROPOSAL 2: RENEWAL OF D&O LIABILITY INSURANCE	64

PROPOSAL 3: PURCHASE OF “TAIL” D&O LIABILITY INSURANCE	65

PROPOSAL 4: AMENDMENT OF COMPENSATION POLICY	67

PROPOSAL 5: EMPLOYMENT TERMS OF CHIEF EXECUTIVE OFFICER	69

MARKET PRICE INFORMATION	71

BENEFICIAL OWNERSHIP OF ORDINARY SHARES BY CERTAIN BENEFICIAL OWNERS	72

WHERE YOU CAN FIND MORE INFORMATION	74

OTHER MATTERS	74

Appendix A Opinion of The Benchmark Company, LLC	75

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE MEETING

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Merger, the Merger Agreement and the Meeting.  These questions and answers may not address all of the questions that may be important to you. Please refer to the more detailed information contained elsewhere in this Proxy Statement, the appendices attached to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you are urged to read carefully and in their entirety. See the section of this Proxy Statement entitled “Where You Can Find More Information” on page 74.

Q:	Why am I receiving this proxy statement?

A:
RR Media is soliciting proxies for a Special General Meeting of shareholders of our company, which we refer to as the Meeting.  You are receiving this Proxy Statement because you owned Ordinary Shares of our company, nominal value NIS 0.01 per share, which we refer to as Ordinary Shares, on March 8, 2016, which is the record date for the Meeting, and such ownership entitles you to vote at the Meeting.  By use of a proxy, you can vote your shares whether or not you attend the Meeting.  This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Q:	What am I being asked to vote on?

A:	You are being asked to vote on the following proposals:

Proposal 1— Approval, pursuant to Section 320 of the Companies Law, 5759-1999, of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of NewBusinessCo Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of SES Astra Services Europe S.A., a company organized under the laws of Luxemburg (which we refer to as Parent), with and into RR Media, including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into RR Media, with RR Media surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of February 25, 2016 (which we refer to as the Merger Agreement), by and among RR Media, Merger Sub, Parent and, solely for purposes of Section 8.15 thereof, SES S.A, a Luxemburg company (which we refer to as SES or the Guarantor), the parent company of Parent; (iii) the consideration to be received by RR Media’s shareholders in the Merger, consisting of an amount in cash equal to US$13.291 (which we refer to as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable taxes, for each ordinary share, par value NIS 0.01 per share, of RR Media (which we refer to as an Ordinary Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without any interest thereon, and subject to the withholding of any applicable taxes; (v) the conversion of each outstanding restricted share unit, or RSU, representing the right to receive one Ordinary Share into the right to receive an amount of cash equal to the Merger Consideration, without any interest thereon, and subject to the withholding of any applicable taxes, to be paid to the holder thereof in accordance with the applicable terms and conditions of such RSU; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which was attached as Exhibit 99.1 to RR Media’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the U.S. Securities and Exchange Commission, or SEC, on February 26, 2016 (we refer to this proposal collectively as the Merger Proposal).

Proposal 2— Renewal, effective as of January 1, 2016, of RR Media’s directors’ and officers’, or D&O, existing insurance at its current coverage level of up to $20 million, at an annual premium of approximately $64,500 (we refer to this D&O insurance as the Renewed D&O Insurance, and to this proposal as the D&O Insurance Renewal Proposal);

Proposal 3— Subject to and effective upon the consummation of the Merger, RR Media’s purchase, in accordance with the Merger Agreement, of a “tail” insurance policy for its officers and directors that will provide coverage to the same persons and on the same terms with respect to coverage and amount as under the Renewed D&O Insurance, until the seventh anniversary of the effective time of the Merger, at a premium not to exceed three times the annual premium of the Renewed D&O Insurance (we refer to this proposal as the Tail Insurance Proposal).

Proposal 4— Approval, in accordance with the requirements of the Companies Law, of an amendment to the compensation policy for our office holders, or the Compensation Policy, whereby in the event of a change of control of the Company, the Compensation Committee and the Board of Directors of the Company may elect upon the recommendation of the Chief Executive Officer (or the Chairman, in the case of a bonus payable to the Chief Executive Officer) to increase the amount of any special bonus otherwise payable to executives thereunder by up to additional 9 months’ base salary (we refer to this proposal as the Compensation Policy Proposal).

Proposal 5— Approval, in accordance with the requirements of the Companies Law, of (i) the extension of the existing employment terms of the Company’s Chief Executive Officer, Mr. Avi Cohen, or the CEO, effective as of January 1, 2016, (ii) an amendment of certain employment terms of the CEO, effective as of January 1, 2016, and (iii) subject to the consummation of the Merger, the payment of a bonus to the CEO, in acknowledgment and recognition of the CEO’s efforts and contribution to the achievement of the Company’s goals, including consummation of the Merger (we refer to this proposal as the CEO Proposal).

Beyond what is described above, we do not currently expect there to be any other matters on the agenda at the Meeting; however, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

Q:           What will I receive in the Merger?

A:
Upon completion of the Merger, you will have the right to receive US$13.291 in cash per Ordinary Share (we refer to that cash consideration as the Merger Consideration), without any interest thereon, and subject to applicable withholding taxes, if any (as described below under the question “Will taxes be withheld from the Merger Consideration that is paid to me in the Merger?”).

The Merger Consideration will be adjusted to reflect the appropriate effect of any  share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Ordinary Shares), reclassification, recapitalization, combination, subdivision, merger, exchange of shares or other like change with respect to the Ordinary Shares occurring, or with a record date on or after the date of the Merger Agreement and prior to the Effective Time. The Company’s right to effect any such adjustments to capital is, however, restricted under the Merger Agreement, and we do not therefore anticipate any such adjustments prior to the Effective Time.

You will not receive any shares in the surviving company, Parent or SES in connection with the Merger, nor will you have any ownership interest in the surviving company, Parent or SES following the completion of the Merger.

Q:           When will the Merger be completed?

A:
We are working to complete the Merger as soon as practicable and expect to complete the Merger in the second or third quarter of 2016, but because the Merger is subject to governmental and regulatory filings and approvals and certain other conditions, some of which are beyond our and Parent’s control, the exact timing cannot be predicted nor can it be guaranteed that the Merger will ever be completed. Under Israeli law, 30 days must elapse from the date of the approval of the Merger by the shareholders of each of our company and Merger Sub before the Merger can become effective.  The Merger Agreement may be terminated if the Merger is not completed by June 25, 2016 (that is, the date that is four months after the date of the Merger Agreement), provided, that such date may be automatically extended by up to two additional periods of one month each in accordance with the conditions set forth in the Merger Agreement or otherwise by mutual agreement of Parent and us, so long as the terminating party’s material breach of the Merger Agreement did not cause the failure to close the Merger. See the section of this Proxy Statement entitled “The Merger Agreement–Conditions to the Merger” beginning on page 58 for a summary description of these conditions.

Q:	Are there risks I should consider in deciding how to vote on the Merger?

A:	Yes. You should read carefully this Proxy Statement in its entirety, including the factors discussed in the section “Risk Factors” beginning on page 9.

Q:           When and where is the Meeting?

A:
The Meeting will be held on April 12, 2016, at 4:00 p.m. (Israel time) at our executive offices located at RR Building, Negev Street, Airport City 7019900, Israel. In lieu of your attending the Meeting in person, your shares can be represented and voted at the Meeting via proxy, as described below under the Q&A titled “How do I vote?”

Q:           What vote is required for RR Media’s shareholders to approve the Merger Proposal?

A:
The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the Merger Proposal, not including abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, Parent or any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of any of them, including any of their affiliates.

Q:           What vote is required for RR Media’s shareholders to approve the other proposals on the Meeting agenda?

A:
The approval of each of the D&O Insurance Renewal Proposal and Tail Insurance Proposal (Proposals 2 and 3) requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, at the Meeting, not including abstentions and broker non-votes.

The approval of each of the Compensation Policy Proposal and CEO Proposal (Proposals 4 and 5) requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, at the Meeting, not including abstentions and broker non-votes, and in addition, requires fulfillment of either of the two following conditions as part of the approval by a simple majority:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest under the Companies Law (which we refer to as a conflict of interest) in the approval of such proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of such proposal  does not exceed two percent (2%) of the aggregate voting rights in our company.

Q:	How does RR Media’s board of directors recommend that I vote with respect to the Merger Proposal?

A:
Our board of directors has unanimously adopted and approved the Merger Agreement and approved the Merger and the other transactions contemplated by the Merger Agreement. Consequently, the board unanimously recommends that you vote “FOR” the Merger Proposal.

Q:	How does RR Media’s board of directors recommend that I vote with respect to the other proposals on the Meeting agenda?

A:
Our board of directors, following the recommendation of our compensation committee, has unanimously approved the D&O Insurance Renewal Proposal, Tail Insurance Proposal, Compensation Policy Proposal and CEO Proposal (Proposals 2 through 5). Consequently, the board unanimously recommends that you vote “FOR” each of those proposals.

Q:	Why is RR Media’s board of directors recommending that I vote “FOR” the approval of the Merger Proposal?

A:
Our board of directors has determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of our company and our shareholders.  For additional information see the sections of this Proxy Statement entitled “The Merger – Background of the Merger” beginning on page 23 and “The Merger–Our Reasons for Approving the Merger” beginning on page 27.

Q:	What is the process for payment of the Merger Consideration?

A:
Once all conditions to closing of the Merger are satisfied, including, but not limited to, receipt of all governmental and regulatory approvals, we will be able to effect the closing of the Merger.  In the event that all closing conditions are fulfilled, the closing of the Merger will occur and payment will be made to the paying agent appointed by Parent in consultation with the Company, which we refer to as the Paying Agent.  You should not send your certificates representing Ordinary Shares to us or anyone else until you receive instructions from the Paying Agent. If you are a holder of record immediately prior to the Effective Time, promptly after the Merger is completed, the Paying Agent will send you a letter of transmittal with detailed instructions regarding the transfer of your Ordinary Shares held in book entry form or surrender of your certificates representing Ordinary Shares, as applicable, and any other required documentation, including a United States Internal Revenue Service, which we refer to as the IRS, Form W-9 or appropriate Form W-8 (as applicable) and a tax declaration form that includes a representation as to whether or not you are an Israeli resident and other representations required in order to determine your tax status with respect to the Ordinary Shares, which we refer to as the Tax Declaration Form, to facilitate payment in exchange for the Merger Consideration for each Ordinary Share that you hold. If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender or transfer of your “street name” shares in exchange for the Merger Consideration, and you will be required to deliver an IRS Form W-9 or appropriate Form W-8 (as applicable) and a Tax Declaration Form prior to receiving the Merger Consideration.

If you do not deliver an IRS Form W-9 or Form W-8 (as applicable), you may be subject to United States federal backup withholding as described in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Certain United States Federal Income Tax Consequences.” If you do not deliver a Tax Declaration Form or you indicate you are a resident of Israel on the Tax Declaration Form, Israeli withholding tax at the applicable rate will be withheld from the Merger Consideration paid to you as described in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” beginning on page 40, unless you have provided a valid certificate from the Israel Tax Authority, in which case tax will be withheld in accordance with the provisions of such valid certificate, or will not be withheld if so provided therein.

Please also see the question below “Will taxes be withheld from the Merger Consideration that is paid to me in the Merger?”

Q:	Will taxes be withheld from the Merger Consideration that is paid to me in the Merger?

A:	It depends on your tax status and the documents that you submit to the Paying Agent when you receive a letter of transmittal upon the consummation of the Merger.

With respect to withholding of U.S. taxes, if you are a United States Holder (as defined under “The Merger–Material Tax Consequences of the Merger–Certain United States Federal  Income Tax Consequences” below), proceeds from the exchange of Ordinary Shares pursuant to the Merger generally will be subject to U.S. federal backup withholding at the applicable rate (currently 28%) unless you provide a valid taxpayer identification number and comply with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise establish an exemption from backup withholding.  If you are not a United States Holder, you must complete an appropriate IRS Form W-8 that certifies that you are not a United States person, or you must otherwise establish an exemption from backup withholding in order to avoid the withholding of U.S. federal taxes on the payment of the Merger Consideration.

As to the withholding of Israeli taxes, the withholding will be applied in accordance with the Merger Agreement (and as described below) or in accordance with a ruling that may be obtained by the Company prior to the Effective Time.  The ruling is expected to prescribe the following rules:

(1)
payments to be made to eligible Israeli brokers or Israeli financial institutions will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law;

(2)
payments to be made to eligible foreign brokers or foreign financial institutions on behalf of eligible Israeli brokers or Israeli financial institutions will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law;

(3)
payments to be made to shareholders who certify that they (i) acquired their Ordinary Shares on or after RR Media’s initial public offering on NASDAQ and while the Ordinary Shares were listed on NASDAQ, (ii) are non-Israeli residents for purposes of the Israeli Income Tax Ordinance (New Version), 5721-1961 and have no connection to Israel as set forth in the ruling, and (iii) are not “5% shareholders” (as defined below), will not be subject to Israeli withholding tax; and

(4)
payments to be made to shareholders who are not described in clauses (1), (2) and (3) above will be subject to Israeli withholding tax at the fixed rate of 25% (for individuals and corporations in 2016) of the Merger Consideration payable to them, or at a lesser rate, or will be exempted from withholding tax, as may be provided in a valid certificate issued by the Israel Tax Authority that you may furnish to the Paying Agent as an attachment to the letter of transmittal.

Please see “The Merger–Material Tax Consequences of the Merger” beginning on page 37 below for more information concerning the withholding of taxes from the Merger Consideration.

We urge you to consult your tax advisor with respect to the specific tax consequences of the Merger to you in light of your own particular circumstances, including, but not limited to, federal estate, gift and other non-income tax consequences, and tax consequences under state, local Israeli or other foreign tax laws.

Q:	What effects will the proposed Merger have on our company?

A:
As a result of the Merger, our company will cease to be a publicly-traded company and will become a privately-held company that is a wholly-owned subsidiary of Parent. Following the completion of the Merger, the registration of the Ordinary Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, will be terminated upon notification to the U.S. Securities and Exchange Commission, which we refer to as the SEC. In addition, upon completion of the Merger, the Ordinary Shares will no longer be listed on the NASDAQ Global Select Market.

Q:	What happens if the Merger is not completed?

A:
If the Merger is not completed for any reason, our shareholders will not receive any Merger Consideration for their Ordinary Shares. Instead, we will remain a public company and the Ordinary Shares will continue to be listed on the NASDAQ Global Select Market. Under certain circumstances related to a termination, as specified in the Merger Agreement, we may be required to pay Parent a termination fee as described in the section of this Proxy Statement entitled “The Merger Agreement–Termination Fee” on page 62.

Q:	What interests do the directors and executive officers of our company have in the Merger?

A:
In considering the recommendation of our board of directors with respect to the Merger Agreement and the Merger, you should be aware that certain of our officers and directors have agreements or arrangements that provide them interests in the Merger that may be different from, or in addition to, the interests of other RR Media shareholders, including:

•
subject to the approval of Proposals 4 and 5 at the Meeting, certain office holders (as defined under the Companies Law) who are members of our management are expected to receive, in accordance with the Company’s Compensation Policy, certain bonuses conditioned upon the effectiveness of the Merger; the bonuses payable to all office holders (including our CEO) are currently expected to be in an aggregate amount of up to $1.2 million;

•
certain indemnification and insurance provisions in favor of our directors and officers are included in the Merger Agreement, including (i) the assumption by RR Media, as the surviving company of the Merger, of all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of RR Media acting in such capacities as provided in RR Media’s Articles of Association and under any indemnification agreements between RR Media or its subsidiaries, on the one hand, and any current or former directors, officers and employees of RR Media and its subsidiaries, on the other hand, which rights shall survive the Merger and continue in full force and effect in accordance with their terms; (ii) the Company’s obligation to cause the Articles of Association (and other similar organizational documents) of the Company and its subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and the advancement of expenses that are at least as favorable as the Articles of Association (or similar organizational documents) of the Company and its subsidiaries as of the date hereof, and during such period, such that such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable law; and (iii) the surviving company’s obligation to maintain its directors’ and officers’ liability insurance for a seven year period following the Effective Time, or purchase, after consultation with Parent, and at an aggregate premium not to exceed three times the annual premium of the Company’s existing D&O insurance policy, a seven year “tail” policy in respect of its directors’ and officers’ liability insurance policy, in each case at the pre-Merger coverage and amounts, for all current and former directors and officers of the Company and its subsidiaries serving at or prior to the Effective Time;

•
as with options held by all of our option holders, the vesting of each option to purchase one Ordinary Share held by each of our directors and officers will accelerate immediately prior to the Merger becoming effective and will entitle those directors and officers to receive, upon the effectiveness of the Merger, an amount of cash equal to the excess (if any) of the Merger Consideration over the exercise price of such option, for each such option held by them, without any interest thereon, and subject to the withholding of any applicable taxes; and

•
in connection with the Merger, some of our office holders (as defined under the Companies Law) may enter into agreements with Parent or its affiliates with respect to new employment arrangements with the Company with respect to the period following Closing.

 For additional details, see “The Merger–Interests of our Directors and Executive Officers in the Merger” beginning on page 43.

Our compensation committee and board of directors were aware of these different or additional interests in determining to approve and adopt the Merger Agreement, the Merger and all related matters, and to recommend to our shareholders that they vote in favor of the Merger Proposal and the other proposals that are subject to approval at the Meeting.

Q.	What do I need to do now?

A.
This Proxy Statement contains important information regarding the Merger and the other proposals to be considered at the Meeting, as well as information about us. It also contains important information regarding the factors considered by our board of directors in evaluating the Merger Proposal, D&O Insurance Renewal Proposal, Tail Insurance Proposal, Compensation Policy Proposal and CEO Proposal. You are urged to read this Proxy Statement carefully and in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You should also review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” on page 74.

Q.	How do I vote?

A.
You should indicate on the enclosed proxy card how you want to vote, and you should date, sign and mail it in the enclosed envelope as soon as possible, so that your shares can be voted at the Meeting. The Meeting will take place on April 12, 2016 at 4:00 p.m. (Israel time), at our executive offices located at RR Building, Negev Street, Airport City 7019900, Israel. Whether or not you submit a proxy, you may attend the Meeting and vote your shares in person.

Q:	What do I do if I want to change my vote?

A:
You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same shares, to our United States transfer agent, American Stock Transfer & Trust Company, or to us at our executive offices located at RR Building, Negev Street, Airport City 7019900, Israel, to the attention of Ms. Orna Naveh, our General Counsel and Corporate Secretary, or via fax or email to Ms. Naveh at +972-3-928-0765 or Orna.Naveh@rrmedia.com, respectively, so it is received prior to the Meeting. Ordinary Shares represented by properly executed proxies received by us not later than 4:00 p.m., Israel time (9:00 a.m., Eastern time), on April 11, 2016 will be voted at the Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded.  Alternatively, you may attend the Meeting and vote in person. Attendance without voting at the Meeting will not, in and of itself, however, revoke a prior proxy card that you have submitted.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:
Your bank, broker or other nominee will vote your shares only if you provide instructions to your bank, broker or other nominee on how to vote, by filling out and signing the enclosed proxy card. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares and be certain to provide your bank, broker or other nominee with instructions on how to vote your shares. If your shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Q:	Who can vote at the Meeting?

A:
Only those holders of record of outstanding Ordinary Shares at the close of business on March 8, 2016, which is the record date for the Meeting, are entitled to vote at the Meeting.  As of that date, there were 17,537,325 Ordinary Shares outstanding and entitled to vote.  Each Ordinary Share entitles its holder to one vote at the Meeting.

Q:	What happens if I sell my shares before the Meeting?

A:
The record date for the Meeting is earlier than the Meeting and the date that the Merger is expected to be completed. If you transfer your Ordinary Shares after the record date but before the Meeting, you will retain your right to vote at the Meeting, but will have transferred the right to receive the Merger Consideration with respect to such Ordinary Shares. In order to receive the Merger Consideration, you must hold your Ordinary Shares through the completion of the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:
No. Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. However, under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court.  See “The Merger–No Appraisal Rights; Objections by Creditors” on page 31.

Q:	Are there any voting agreements with existing shareholders?

A
Yes. Concurrently with the execution of the Merger Agreement, Parent entered into a voting agreement with each of Viola A.V. RRsat, Limited Partnership, Del-Ta Engineering Equipment Ltd. and Rapac Communication & Infrastructure Ltd., the largest shareholders of our company, under which such shareholders agreed and undertook to vote their Ordinary Shares in favor of the Merger and the approval of the Merger Agreement.  See “The Merger–Our Reasons for Approving the Merger” beginning on page 27.

Q:	Who will pay the costs of soliciting votes for the Meeting?

A:
We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing the proxy materials and soliciting votes with respect to the Meeting. In addition to the mailing of the proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities.

Q:	Who can help answer my questions?

A:	If you have additional questions about the Merger Agreement or the Merger, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact:

KCSA Strategic Communications
Garth Russell / Elizabeth Barker
Tel: 212-896-1250 / 212-896-1203
Email: rrmedia@kcsa.com

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption titled “Cautionary Statement Concerning Forward-Looking Statements” on page 13, you should consider carefully the following risk factors in determining how to vote at the Meeting.  The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information — Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, which we filed with the SEC on March 16, 2015, and which is incorporated by reference in this Proxy Statement, as well as the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, which we intend to file with the SEC on or about the date of this Proxy Statement (and which is also incorporated by reference in this Proxy Statement).

Failure to complete the Merger could negatively impact our stock price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement–Conditions to the Merger” beginning on page 58, including that:

•	shareholder approval of the Merger Proposal be obtained at the Meeting;

•
any filings required to be made prior to the closing of the Merger in connection with the Merger with the Israeli Ministry of Communications, or the MOC, and the United States Federal Communications Commission, or the FCC, shall have been filed and approvals required to be obtained therefrom shall have been obtained, on terms reasonably acceptable to Parent, or the applicable waiting periods thereunder shall have expired or been terminated. In connection with obtaining any such approvals, Parent and its affiliates (including after the Closing, the surviving corporation and its subsidiaries) shall not be required to agree to, among other matters, the divestiture, license or other transfer of any of Parent’s or its affiliates’ assets, or a limitation on Parent’s, its affiliates’ or shareholders’ ability to vote, trade in or otherwise transfer the publicly-traded securities of any of Parent’s affiliates, ability to consolidate and control the surviving company and its subsidiaries or any of their assets, operations or businesses or any of Parent’s or its affiliates’ other assets, operations or businesses, or their ability to conduct business in any jurisdiction or in any manner. Parent has confirmed that certain of the terms of the Company’s existing licenses with the MOC, which were made available to Parent, are deemed to be acceptable to Parent, provided, however, that in addition to obtaining the MOC’s approval to the Merger, the MOC licenses shall be amended to provide for, among other things, that following the closing, a transfer of negotiable means of control in the holding company of the license holder (which is a foreign company publicly traded overseas) representing less than 25% of the voting rights in such company, which does not result in a change of control in the Company or Satlink, will not require the MOC’s consent;

•	no Material Adverse Effect (as defined below in the section entitled “The Merger Agreement”) shall have occurred since the execution and delivery of the Merger Agreement;

•	certain third party consents shall have been obtained;

•	the Withholding Tax Ruling (as defined below in the section entitled “The Merger Agreement”) shall have been obtained;

•
Parent shall receive evidence to its reasonable satisfaction that the amounts of transaction expenses, including fees and expenses of Company advisors and bankers, change of control and employee transaction related bonuses, and other payments contingent upon or triggered by reason of the Merger, have been finally determined and that no additional amounts or liabilities shall become due to the recipients thereof with respect to the transaction;

•	the Company shall achieve certain average monthly consolidated revenue targets during the full calendar months from the date of signing of the Merger Agreement until closing;

•	certain financial metrics related to the Company’s consolidated net cash/debt levels shall be met at closing; and

•	retention and employment arrangements between Parent and certain employees of the Company shall have been entered into and shall be in full force and effect.

No assurance can be given that each of the conditions will be satisfied.  In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement–Termination Provisions” beginning on page 60.  If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed.  If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Merger, we will be subject to a number of risks, including the following:

•
we may be required to pay Parent a termination fee of $9 million if the Merger Agreement is terminated under certain circumstances described in the section entitled “The Merger Agreement– Termination Fee” on page 62.

•
we may be required to reimburse Parent for up to $1.5 million of expenses incurred by it in connection with the Merger Agreement and the transactions contemplated by it, even though the Merger will not have been completed, if the Merger Agreement is terminated under certain circumstances described in the section entitled “The Merger Agreement– Termination Fee” on page 62;

•	the price of our Ordinary Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

•
under the Merger Agreement, we are subject to certain restrictions that generally require us to conduct our business only in the ordinary course in compliance with applicable laws prior to completing the Merger that may affect our ability to execute certain of our business strategies;

•
during the period leading up to the expected (yet failed) completion of the Merger, our management’s attention may be diverted from the day−to−day business of the Company, and could have otherwise been devoted to other opportunities that may have been beneficial to us as an independent company; and

•	during the period leading up to the expected (yet failed) completion of the Merger, there may be unavoidable disruptions to our employees and our relationships with customers and suppliers.

We also could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against us to perform our obligations under the Merger Agreement.  If the Merger is not completed, these risks may materialize and may adversely affect the price of our Ordinary Shares, our business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the Merger Proposal.

Some of the members of our management and our board of directors may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the section entitled “The Merger–Interests of our Directors and Executive Officers in the Merger” beginning on page 43.  These interests could cause members of our board of directors or our management to have a conflict of interest in recommending approval of the Merger Proposal.

The fact that there is a merger pending could harm our business, revenue and results of operations.

While the Merger is pending, it creates uncertainty about our future.  As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our services pending completion of the Merger or termination of the Merger Agreement and suppliers may require additional security or more strict payment terms pending completion of the Merger or termination of the Merger Agreement.  If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of investors and could fall below the level of monthly revenues required to be met under the Merger Agreement until closing. We may also lose existing relationships, and opportunities for future relationships, with customers and suppliers as a result of the public disclosure of the identity of SES as the acquiring company pursuant to the Merger.

In addition, while the Merger is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

•	the diversion of management and employee attention and the unavoidable disruption to our relationships with customers and suppliers may detract from our ability to grow revenues and minimize costs;

•	we have and will continue to incur expenses related to the Merger prior to its closing;

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities; and

•
certain of our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger, which may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations.  Under certain circumstances, we will be obligated to pay Parent a termination fee of $9 million, including:

(i)	if we terminate the Merger Agreement prior to obtaining our shareholders’ approval of the Merger, in order to accept and enter into a definitive agreement for a superior proposal;

(ii)
if an alternative proposal to acquire our company is publicly disclosed, and the Merger Agreement (x) is validly terminated by us or by Parent due to (a) non-consummation of the Merger before June 25, 2016 (which date may be extended in order to obtain certain regulatory approvals by up to two additional one month periods), (b) failure to obtain our shareholders’ approval of the Merger, or (y) is validly terminated by Parent due to breach by us of our representations, warranties, covenants or agreements, and within 12 months after the date of such termination, we enter into an agreement in respect of any alternative acquisition proposal, or we recommend or submit any alternative proposal to our shareholders for adoption, which proposal is subsequently consummated, or we consummate any alternative acquisition transaction; or

(iii)
the Merger Agreement is terminated by Parent due to (x) our board’s withdrawal of its declaration of advisability of the Merger, or our board’s advising the approval by our shareholders of any alternative acquisition proposal, or (y) we do not publicly reaffirm our recommendation of the Merger within 10 business days after the date any alternative acquisition proposal or any material modification thereto is first announced following a request by Parent to do so, or (z) we materially breach our obligations related to the recommendation of the Merger by the board and our calling a shareholder meeting at which the Merger will be subject to approval.

Under certain circumstances involving the termination of the Merger Agreement, we will instead be obligated to reimburse Parent its fees and expenses in connection with the transactions contemplated by the Merger Agreement, in an amount of up to $1.5 million.

The foregoing provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the Merger.

If the Merger is not consummated by June 25, 2016 (which date may be extended by up to two additional one month periods solely in order to obtain certain regularity approvals), either we or Parent may, under certain circumstances which may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement–Conditions to the Merger” beginning on page 58 and set forth in the Merger Agreement.  The fulfillment of certain of these conditions is beyond our control, such as the receipt of our shareholders’ approval of the Merger, or receipt of approvals from the MOC and FCC and other third parties.  If the Merger has not been completed by June 25, 2016, then (subject to certain limited potential extensions that are available under the Merger Agreement to fulfill certain closing conditions) either the Company or Parent may terminate the Merger Agreement, unless the failure of the Merger to be completed has resulted from or was principally caused by the failure of the party seeking to terminate the Merger Agreement to perform its obligations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains statements that constitute forward-looking information statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the expected timetable for completing the proposed transaction, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits and other events relating to the proposed transaction, the Company’s plans, objectives and expectations for future operations, including its projected results of operations, and statements contained in the sections of this Proxy Statement entitled “Questions and Answers About the Merger and the Meeting,” “The Merger” and “Regulatory Matters” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, including with respect to the Merger. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE SPECIAL GENERAL MEETING

Time and Place of the Meeting

This Proxy Statement is being furnished to holders of Ordinary Shares in connection with the solicitation of proxies by and on behalf of our board of directors for use at the Meeting to be held on April 12, 2016, at 4:00 p.m. (Israel time), at our executive offices located at RR Building, Negev Street, Airport City 7019900, Israel, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying Notice of Special General Meeting of Shareholders, letter to shareholders and proxy card on or about March 18, 2016 to all holders of Ordinary Shares entitled to vote at the Meeting.

Purposes of the Meeting; Proposed Resolutions

Merger Proposal. At the Meeting, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger, the Merger Agreement, and the other transactions contemplated by the Merger Agreement. To approve the Merger Proposal, it is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve, pursuant to Section 320 of the Israeli Companies Law (or the Companies Law), the merger of NewBusinessCo Ltd. (or Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of SES Astra Services Europe S.A., a company organized under the laws of Luxemburg (or Parent), which is itself a wholly-owned subsidiary of SES S.A, a Luxemburg company (or SES),  with and into RR Media, including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into RR Media, with RR Media surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of February 25, 2016, by and among RR Media, Merger Sub, Parent and, solely for purposes of Section 8.15 thereof, SES (which we refer to as the Merger Agreement); (iii) the consideration to be received by RR Media’s shareholders in the Merger, consisting of a cash amount equal to US$13.291 (which we refer to as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable withholding taxes, for each Ordinary Share, nominal value NIS 0.01 per share, of RR Media (which we refer to as an Ordinary Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, less applicable withholding taxes; (v) the conversion of each outstanding restricted stock unit, or RSU, representing the right to receive one Ordinary Share into the right to receive an amount of cash equal to the Merger Consideration, less applicable withholding taxes, to be paid to the holder thereof in accordance with the applicable terms and conditions of such RSU; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, as described in the Proxy Statement, dated March 17, 2016, sent by RR Media to its shareholders in respect of this Meeting.”

Our shareholders must approve the Merger Proposal in order for the Merger to occur. If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur. For more information about the Merger and the Merger Agreement, see the subsections of Proposal 1 in this Proxy Statement that are entitled “The Merger” and “The Merger Agreement” beginning on pages 23 and 46, respectively.

Other Proposals. You will also consider Proposals 2, 3, 4 and 5 (described at greater length below in this Proxy Statement) at the Meeting.

Under Proposal 2, approval will be sought for renewal, effective as of January 1, 2016, of our directors’ and officers’, or D&O, existing liability insurance at its current coverage level of up to $20 million, at an annual premium of approximately $64,500, as well as authorization of our officers to execute and deliver, and to perform under, such documents as are required in connection with the renewed D&O insurance policy. We refer to this D&O liability insurance as the Renewed D&O Insurance, and to this proposal as the D&O Insurance Renewal Proposal. The proposed resolution for Proposal 2 reads as follows:

“RESOLVED, that the renewal, effective as of January 1, 2016, of RR Media’s existing insurance covering the potential liability of its directors and officers, or the D&O insurance, at its current coverage level of up to $20 million and at an annual premium of approximately $64,500, be, and hereby is, approved and ratified in all respects by RR Media’s shareholders.”

Under Proposal 3, approval will be sought, subject to consummation of the Merger, for our purchase, in accordance with the Merger Agreement, of a “tail” insurance policy for our officers and directors that will provide coverage to the same persons and on the same terms with respect to coverage and amount as under the Renewed D&O Insurance, until the seventh anniversary of the effective time of the Merger, at a premium not to exceed three times the annual premium of the Renewed D&O Insurance. We refer to this proposal as the Tail Insurance Proposal. The proposed resolution for Proposal 3 reads as follows:

“RESOLVED, that subject to and effective upon the consummation of the Merger, RR Media’s purchase, in accordance with the Merger Agreement, of a “tail” insurance policy for its officers and directors that will provide coverage to the same persons and on the same terms with respect to coverage and amount as under the D&O insurance that is proposed for renewal pursuant to Proposal 2, until the seventh anniversary of the effective time of the Merger, at a premium not to exceed three times the annual premium of the Renewed D&O Insurance, be, and hereby is, approved in all respects by RR Media’s shareholders.”

Under Proposal 4, we will seek approval, in accordance with the requirements of the Companies Law, for the amendment to the Company’s Compensation Policy, whereby in the event of a change of control of the Company, the Compensation Committee and the Board of Directors of the Company may elect upon the recommendation of the Chief Executive Officer (or the Chairman in the case of a bonus payable to the Chief Executive Officer) to increase the amount of any special bonus otherwise payable to executives thereunder by up to additional 9 months’ base salary. We refer to this proposal as the Compensation Policy Proposal. The proposed resolution for Proposal 4 reads as follows:

“RESOLVED, that the amendment to the Company’s Compensation Policy, whereby in the event of a change of control of the Company, the Compensation Committee and the Board of Directors of the Company may elect upon the recommendation of the Chief Executive Officer (or the Chairman in the case of a bonus payable to the Chief Executive Officer) to increase the amount of any special bonus otherwise payable to executives thereunder by up to additional 9 months’ base salary, be, and the same hereby is, approved in all respects.”

Under Proposal 5, we will seek approval for the extension of the existing employment terms of our chief executive officer, Mr. Avi Cohen, for such period and subject to such amendments of his existing compensation terms as more fully described below.  We refer to this proposal as the CEO Proposal. The proposed resolution for Proposal 5 reads as follows:

“RESOLVED, that (i) the extension of the existing employment terms of the Company’s Chief Executive Officer, Mr. Avi Cohen, or the CEO, effective as of January 1, 2016, (ii) the amendment of certain employment terms of the CEO, effective as of January 1, 2016, and (iii) subject to the consummation of the Merger, the payment of a bonus to the CEO, in acknowledgment and recognition of the CEO’s efforts and contribution to the achievement of the Company’s goals, including consummation of the Merger, all as described in the Proxy Statement, dated March 17, 2016, sent by RR Media to its shareholders in respect of this Meeting, be, and the same hereby is, approved in all respects.”

We will also conduct such other business that may properly come before the Meeting or any adjournment or postponement of the Meeting. Other than Proposals 1, 2, 3, 4 and 5, we do not expect there to be any other matters on the agenda at the Meeting.

Recommendation of our Board of Directors

OUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU AND THE OTHER SHAREHOLDERS OF THE COMPANY VOTE “FOR” THE MERGER PROPOSAL. See “The Merger–Our Reasons for Approving the Merger” beginning on page 27.

OUR BOARD ALSO BELIEVES THAT APPROVAL OF EACH OF THE D&O INSURANCE RENEWAL PROPOSAL, TAIL INSURANCE PROPOSAL, COMPENSATION POLICY PROPOSAL AND CEO PROPOSAL IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, AND THEREFORE RECOMMENDS THAT YOU VOTE “FOR” THESE ADDITIONAL PROPOSALS. See Proposals 2 through 5 below for a further explanation.

Record Date, Method of Voting and Quorum Requirements

In accordance with the Companies Law and our Articles of Association, as amended, our board of directors has fixed March 8, 2016 as the record date for determining the shareholders entitled to vote at the Meeting. Accordingly, you are entitled to vote at the Meeting only if you were a record holder of Ordinary Shares at the close of business on that date, irrespective of the amount of Ordinary Shares in your possession on such date.  As of the record date, there were 17,537,325 Ordinary Shares outstanding and entitled to vote.  Your shares may be voted at the Meeting only if you are present or your shares are represented by a valid proxy at the Meeting.

You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in “street name” are shares held on your behalf by a bank, a broker in a stock brokerage account or a nominee.

The method of voting will be the same for shares held as a record holder and shares held in “street name.” In either case, you will receive a proxy card. The proxy cards of holders of shares in “street name” will be used to instruct their banks, brokers or other nominees on how to vote.

Proxy cards are being solicited on behalf of our board of directors from our shareholders in favor of the proposals as described in this Proxy Statement.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate proxy card for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card you receive.

A quorum must be present in order for the Meeting to be held. At least two shareholders present, in person or by proxy, and holding or representing, in the aggregate, at least one-third of the voting power of our company, will constitute a quorum at the Meeting. Ordinary Shares that are voted in person or by proxy “FOR” or “AGAINST” any proposal are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matter. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned to the next day at the same time and place. At the adjourned meeting, if within 30 minutes of the scheduled time for the adjourned meeting a legal quorum is not present, two or more shareholders (provided that they hold Ordinary Shares representing at least 10% of our voting power) who are present will constitute a quorum for the business for which the original Meeting was called.

By submitting your proxy card, you confirm that your vote DOES NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to RR Media’s Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to RR Media’s Special License No. 5-10439-2-95049 (or that the consent of the Israeli Minister of Communications was previously obtained).

Voting Rights and Vote Required

Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

Approval of the Merger Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof), excluding any Ordinary Shares that are held by Merger Sub, Parent, or any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of any of them, including any of their affiliates.

Approval of each of the D&O Insurance Renewal Proposal and Tail Insurance Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof).

Approval of each of the Compensation Policy Proposal and CEO Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof), and furthermore requires that either of the following two voting conditions be met as part of the approval by such majority:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest under the Companies Law (which we refer to as a  conflict of interest) in the approval of such proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of such proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. Furthermore, for purposes of Proposals 4 and 5, a “controlling shareholder” also includes any shareholder holding 25% or more of the voting rights in our company if no other shareholder holds more than 50% of the voting rights.

A “personal interest” of a shareholder under the Companies Law, for purposes of the vote on Proposals 4 and 5 (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card), (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of Ordinary Shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest of a proxy holder is also considered and will cause that vote to be excluded from the non-conflicted vote, even if the shareholder granting the proxy does not have a conflict of interest concerning the matter being voted upon.

A controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the votes on Proposals 4 and 5; however, the vote of any such shareholders will not be counted towards the majority requirement described in the first bullet point above or towards the two (2%) threshold described in the second bullet point above.

In the case of the Merger Proposal (Proposal 1), a shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is the Merger Sub, Parent, or any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates. and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you are not any of the foregoing persons or entities and to enable your vote to be counted towards the special majority required for Proposal 1, you must check the box for Proposal/Item 1A on the accompanying proxy card when you record your vote on Proposal 1. If you believe that you are one of the foregoing persons or entities, you should not check the box on Proposal/Item 1A on the enclosed proxy card and you should not vote on Proposal 1 via the proxy card. Instead, you should contact Ms. Orna Naveh, our General Counsel and Corporate Secretary, at Orna.Naveh@rrmedia.com (or telephone: +972-3-928-0808), who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 1 (although your vote will not be counted towards the special majority required for approval of the Merger Proposal). If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest, you should contact the representative managing your account, who could then contact our General Counsel and Corporate Secretary on your behalf.

In the case of Proposals 4 and 5, a shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of either such proposal, and failure to do so disqualifies the shareholder from participating in the vote on those proposals. In order to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of those proposals, and to therefore be counted towards the special majority required under those proposals, you must check the box for Proposals/Items 4A and 5A on the accompanying proxy card when you record your vote on Proposals 4 and 5, respectively. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposals 4 or 5 (as appropriate), you should not check the box on Proposal/Item 4A or 5A (as appropriate)  on the enclosed proxy card and you should not vote on Proposal 4 or 5 (as appropriate) via the proxy card. Instead, you should contact Ms. Orna Naveh, our General Counsel and Corporate Secretary, at Orna.Naveh@rrmedia.com (or telephone: +972-3-928-0808), who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 4 or 5 (although your vote will not be counted towards the special majority required for approval of that proposal).  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest, you should contact the representative managing your account, who could then contact our General Counsel and Corporate Secretary on your behalf.

Adjournment

If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned to the next day, at the same time and place. At the adjourned meeting, if within 30 minutes of the scheduled time for the adjourned meeting a legal quorum is not present, two or more shareholders (provided that they hold Ordinary Shares representing at least ten percent (10%) of our voting power) who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Procedures; Revoking Proxies or Voting Instructions

Shareholders of Record

If you are a shareholder of record, meaning that your Ordinary Shares are represented by book-entry positions or share certificate(s) that are registered in your name with us and our transfer agent as of the record date, you may vote (a) in person by attending the Meeting or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

You may revoke your proxy at any time before the vote is taken at the Meeting by (a) delivering to us at our executive offices located at RR Building, Negev Street, Airport City 7019900, Israel, to the attention of Ms. Orna Naveh, our General Counsel and Corporate Secretary, or via fax or email to Ms. Naveh at +972-3-928-0765 or Orna.Naveh@rrmedia.com, respectively, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same shares or (c) by attending the Meeting and voting in person (although attendance at the Meeting will not, by itself, revoke a proxy). Ordinary Shares represented by properly executed proxies received by us no later than 4:00 p.m., Israel time (9:00 a.m., Eastern time) on April 11, 2016 will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to us at our executive offices located at RR Building, Negev Street, Airport City 7019900, Israel, Attention: Ms. Orna Naveh, General Counsel and Corporate Secretary, or via fax or email to Ms. Naveh at +972-3-928-0765 or Orna.Naveh@rrmedia.com, respectively.

You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf.

As a shareholder of record, if you sign, date and return your proxy card without indicating how you want to vote, then for Proposals 2 or 3, your Ordinary Shares will be voted “FOR” each of the matters described in those proposals, but for Proposals 1, 4 and 5, your Ordinary Shares will not be voted (due to the special voting requirements related to those proposals under Israeli law).

Shares Held in Street Name

If you hold your Ordinary Shares in “street name” through a bank, broker or other nominee you should follow the directions on the proxy card that you receive from your bank, broker or other nominee as to how to instruct how your shares should be voted. If your Ordinary Shares are held in “street name” and you wish to vote such shares by attending the Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Ordinary Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal, the D&O Insurance Renewal Proposal, the Tail Insurance Proposal, the Compensation Policy Proposal and the CEO Proposal, without instructions from the customer. This is referred to as a broker non-vote. Shares held by a bank, broker or nominee that are not voted at the Meeting because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal, D&O Insurance Renewal Proposal, Tail Insurance Proposal, Compensation Policy  Proposal or CEO Proposal  or any other proposal and will have no effect on the results of the votes on any such proposals.

Voting of Proxies

All shares represented at the Meeting by valid proxies that we receive in time for the Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. As a shareholder of record, if you sign, date and return your proxy card without indicating how you want to vote, then for Proposals 2 or 3, your Ordinary Shares will be voted “FOR” each of the matters described in those proposals, but for Proposals 1, 4 and 5, your Ordinary Shares will not be voted (due to the special voting requirements related to those proposals under Israeli law). Furthermore, your executed proxy will be voted in the discretion of the proxy holder on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” any of the proposals described in this Proxy Statement or any other proposal that may properly come before the Meeting, and will have no effect on the result of the votes on any such proposals.

Solicitation of Proxies

This proxy solicitation is being made and paid for by us on behalf of our board of directors. In addition to solicitation by mail, our directors, officers and employees of our company may solicit proxies for the Meeting from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Ordinary Shares held of record by those persons, and we will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

SHAREHOLDERS SHOULD NOT SEND ANY STATEMENTS EVIDENCING BOOK-ENTRY POSITIONS IN OUR ORDINARY SHARES OR CERTIFICATES REPRESENTING ORDINARY SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR BOOK-ENTRY POSITIONS OR YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card, please contact our General Counsel and Corporate Secretary, Ms. Orna Naveh, at telephone +972-3-9280820 or via email: Orna.Naveh@rrmedia.com.

PROPOSAL 1
THE MERGER PROPOSAL

THE PARTIES TO THE MERGER

Our Company

RR Media works in partnership with the world’s leading media providers to transform content into valuable media assets. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the Internet; content management and channel origination; sports, news & live events; and online video services. RR Media provides scalable, converged digital media services to more than hundreds of broadcasters, content owners, sports leagues and right holders. We manage and deliver more than 24,000 hours of broadcast content, more than 4,000 hours of online video and VOD content daily and more than 350 hours of premium sports and live events every day. We deliver content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services.

RR Media’s Ordinary Shares are traded on the NASDAQ Global Select Market under the symbol “RRM”. RR Media’s principal offices are located at RR Building, Negev Street, Airport City 7019900, Israel.

This Proxy Statement incorporates important business and financial information about RR Media from other documents that are not included in or delivered with this information statement.  For a list of the documents incorporated by reference in this information statement, see “Where You Can Find More Information” for more information.

Parent

SES Astra Services Europe S.A., or Parent, a company organized under the laws of Luxemburg and a wholly-owned subsidiary of SES S.A. (itself described below) indirectly holds 100% of SES’s Platform Services business, which brings linear and non-linear audio-visual content of the highest quality to wherever viewers want it– on any device, in all formats and via all distribution channels. With its comprehensive services portfolio, SES Platform Services helps television broadcasters, production companies and platform operators realize their business models. All services are systematically adapted to the digital value chain of the customer. As one of the leading technical media service providers in Europe, SES Platform Services broadcasts more than 300 channels via satellite, cable and the Internet, as well as thousands of hours of video content delivered to video-on-demand platforms. Parent’s principal executive offices are located at Château de Betzdorf, Rue Pierre Werner, L-6815 Betzdorf, Luxembourg, and its telephone number is +352 710 7251.

Merger Sub

NewBusinessCo Ltd., which we refer to as Merger Sub, is an Israeli company and a wholly-owned subsidiary of Parent that was formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business, except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. The principal executive offices of Merger Sub are located at Château de Betzdorf, Rue Pierre Werner, L-6815 Betzdorf, Luxembourg, and its telephone number is +352 710 7251.

SES

SES S.A., or SES, is a world-leading satellite operator. Through providing reliable and secure satellite communications solutions, SES connects and enables broadcast, telecom, corporate and government customers, and enriches the lives of billions of people worldwide. SES owns and operates a fleet of over 50 geostationary satellites that is complemented by a network of teleports and offices around the globe. This far-reaching infrastructure enables it to reach 99% of the world’s population.

SES’s business is built on four market verticals: video, fixed data, mobility and government. As the leader in direct-to-home (DTH) and High Definition (HD) television, SES transmits over 7,100 TV channels around the world; 2,100 of them in HD. SES’s satellites reach 312 million TV homes worldwide and over 1.1 billion people around the world.

Beyond video, SES enables businesses and communities with reliable data connectivity services. Secured broadband connectivity solutions delivered via satellite is enriching the travel experience on ships and airplanes and catering to the diverse connectivity needs of government and institutions.

 SES is headquartered in Luxembourg and its shares are listed on Euronext Paris and on the Luxembourg Stock Exchange under the trading symbol “SESG”.

THE MERGER

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement as Exhibit 99.1 to RR Media’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the U.S. Securities and Exchange Commission, or SEC, on February 26, 2016, and we urge that you read it carefully in its entirety.

Background of the Merger

The senior management team and board of directors of our company actively monitor and assess developments in the digital media services industry and related industries.  In addition, our senior management team and board of directors regularly consider and evaluate options for achieving our company’s long-term strategic goals and enhancing shareholder value as an independent company and alternatives for business combination transactions to enhance shareholder value. During 2015 and 2016, our board of directors conducted a number of discussions on alternatives for increasing shareholder value. Our board realized that in the current conditions of the industries in which we operate and the capital markets, increasing shareholder value is extremely challenging and uncertain as a stand-alone entity.  The board therefore explored a range of potential transactions with that goal in mind.

The following chronology sets forth a summary of the material events leading up to the execution of the Merger Agreement. At each formal board meeting described below, a majority of our board members who were present and who participated in discussions and the approval of each and every matter that was required to be approved by our board, were independent (as determined previously by the board pursuant to the NASDAQ Listing Rules).  In addition, throughout the chronology of developments described below, prior to and in between our formal board meetings, the Chairman of the Board, formerly, Dr. Shlomo Shamir, and commencing at the start of February 2016, Mr. Ayal Shiran, updated our board members, on a frequent basis as to the nature and extent of such developments.

The Company was familiar with SES based on previous commercial relationships between our companies. We have utilized SES’ satellite services among other satellite providers that we rely upon. Management members of our respective companies have met with one another occasionally since 2012.

In early June 2015, our CEO, Mr. Avi Cohen, was approached by Mr. Christophe De-Hauwer, SES’ Chief Development Officer, and Mr. Gerson Souto, whom Mr. De-Hauwer replaced in August 2015 in that position for SES, via telephone regarding the possibility of SES’ acquisition of our company. They noted that the SES board of directors wanted to seriously consider such an acquisition.

Mr. Cohen reported his receipt of SES’ indication of interest to our board of directors. The board approved our company’s moving forward to attempt to achieve the highest possible consideration for our shareholders via that indication of interest, following which Mr. Cohen informed SES of such approval.

Later in June 2015, SES contacted representatives of each of Viola Private Equity (whose affiliate, Viola A.V. RRsat, Limited Partnership, is a major shareholder of our company) and Rapac Communication & Infrastructure Ltd., or Rapac (which together with its subsidiary, Del-Ta Engineering Equipment Ltd., are major shareholders of our company), to discuss various preliminary matters related to the potential acquisition of our company by SES.  In these conversations representatives of Viola and Rapac indicated that they would require a more concrete indication of price that would have to be significantly in excess of $200 million.

In response, SES requested to proceed with an initial due diligence in order to consider the request valuation.

In order to assess the viability of the SES indication of interest and allow an opportunity for SES to consider an increase in the price, we agreed to allow SES to begin a process of initial due diligence of our company, subject to customary confidentiality restrictions.

On July 2, 2015, we executed a customary nondisclosure agreement with SES. SES similarly executed customary nondisclosure agreements with the following major shareholders: (i) Del-Ta Engineering Equipment Ltd., or Del-Ta, and its parent company, Rapac, and (ii) Viola A.V. RRsat, Limited Partnership, or Viola, in early July 2015, in each case with respect to information concerning our company and the potential acquisition by SES of our company.

In July 2015, certain members of SES’ team in Germany visited our offices in Israel and also met with members of our board of directors as part of the process of familiarizing itself with our company and our management.

On July 22, 2015, our CEO, Mr. Avi Cohen, presented information concerning our company to various executives of SES, at a diligence meeting that was held in Germany.

During this same period of time of initial diligence by SES, in July 2015, our major shareholders, Rapac and Viola, separately received an alternate, verbal indication of interest from an owner and operator of a diverse array of companies in various industries, to acquire their entire respective interests in our company. This verbal indication of interest assigned an implied value of $130 million to our company.  This alternate indication of interest did not offer to purchase the shares of all of our shareholders, but only the shares held by Rapac and Viola. Each of Rapac and Viola met with the alternate offeror on three separate occasions after it made the oral offer to discuss the offer further.

Following these three meetings, on July 19, 2015, the alternate offeror submitted a revised, written indication of interest to each of Rapac and Viola. Our CEO, Mr. Avi Cohen, was copied on these letters to Rapac and Viola. The revised, written indication of interest assigned an implied value of $210 million to our company, yet a major component of the offer was based on a deferred cash payment contingent on realizing a 2016 sales target and other milestones to be agreed.  As had been offered orally, this written indication of interest did not offer to purchase the shares of all of our shareholders, but only the shares held by Rapac and Viola. Each of Rapac and Viola followed up with the alternate offeror and requested that it increase its offer further.  The company providing the alternate offer, following internal consultation, indicated to Rapac and Viola that it was unwilling to increase its offer. Rapac and Viola consequently advised the alternate offeror that they were unwilling to proceed in pursuing the alternate offer.

On August 3, 2015, Mr. De-Hauwer of SES sent to our Chairman of the Board, a non-binding written proposal for the acquisition of our company based on an enterprise value, subject to various adjustments and assumptions, of between $230 million and $260 million.  Our Chairman updated our board of directors concerning the new written proposal. Based on the board’s determination, our company responded to the proposal by conveying to SES a request to increase the enterprise value that would serve as the basis for determination of the consideration payable pursuant to its offer to between $250 million and $270 million.

In response to our feedback, on August 26, 2015, SES provided a revised draft letter of intent that included the range of aggregate enterprise value (between $250 million and $270 million) that we had requested, noting that the actual consideration payable for the shares will be adjusted downwards to reflect various adjustments to be determined in the course of due diligence. The parties proceeded to negotiate a revised letter of intent, but did not agree on the final terms for the acquisition.

On August 31, 2015, our board of directors met and discussed the status of negotiations with SES. The board approved our company proceeding to seek to negotiate a transaction with SES, but subject to our agreeing with SES upon certain points that remained unsettled in the draft letter of intent. The parties, who were engaged in negotiations that day, did not agree on a final letter of intent and, consequently, agreed to proceed with initial, high-level diligence for a period of 10 days with the intention that at the end of the 10 day diligence period, they would agree on an actual, final price for the acquisition. Our management updated all of our board members as to those intended arrangements via email.

On that same day (August 31, 2015), there was a leak to the Israeli media concerning the negotiations between our company and SES. On September 1, 2015, Rapac, which is listed on the Tel Aviv Stock Exchange, was required under Israeli regulations to issue an immediate report concerning the fact that we had received an offer from SES but that no agreement was in place between our companies. In keeping with our reporting obligations to the SEC, we proceeded to file a Report of Foreign Private Issuer on Form 6-K that included the content of the report by Rapac.

During the foregoing ten-day due diligence period, a delegation from SES arrived in Israel and conducted due diligence sessions with our company. At the end of the ten day period, the parties met in Istanbul, Turkey to negotiate the price for the acquisition once again. Messrs. Ayal Shiran (our current Chairman of the Board), Harel Beit-On (a member of our board), Avi Cohen (our Chief Executive Officer), and Shmulik Koren (our Chief Financial Officer) were present to represent our company. The representatives of SES at the meeting were Messrs. Christophe De-Hauwer, Aaron Shourie and Yves Bausch, who serve as Chief Development Officer, VP Legal Services, Engineering & Business Development, and VP M&A and Partnerships of SES, respectively. At the meeting, SES proposed, based on its initial due diligence findings, an aggregate purchase price that reflects an enterprise value of $230 million for the acquisition, subject to adjustments for various financial items.  Our representatives were able to reach an understanding with the representatives of SES at a purchase price reflecting an enterprise value, subject to these downward adjustments, and subject to full due diligence, of $250 million.

On September 10, 2015, Mr. Aaron Shourie, the VP Legal Services, Engineering & Business Development of SES, sent to us an updated draft of the letter of intent for the acquisition that contained the updated purchase price based on the meeting in Istanbul. The parties continued negotiations concerning the letter of intent on the basis of the updated draft sent by SES.

On September 24, 2015, our board of directors met to consider the letter of intent that had been finalized by the parties. Our board approved the final-form letter of intent.

On September 25, 2015, the board of directors of SES met to consider the final-form letter of intent. The SES board approved the letter of intent.

On October 2, 2015, the parties executed the final-form letter of intent. The letter of intent included an exclusivity provision that prohibited our company from pursuing an alternative transaction until November 15, 2015.

Commencing with the execution of the letter of intent, the parties began, in parallel, to conduct further due diligence and negotiation of the definitive agreements for the consummation of the transaction. The extensive negotiations focused upon the merger agreement, voting agreements for our major shareholders and other ancillary documents. During the negotiations the members of our board of directors and senior management were continuously updated and consulted on the negotiations and remaining issues, including a detailed summary of all of the material terms and conditions of the merger agreement. Gibson, Dunn & Crutcher LLP, counsel to SES, Parent and Merger Sub, Herzog Fox & Neeman, Israeli counsel to SES, Parent and Merger Sub, Hogan Lovells US LLP, regulatory counsel to SES, Parent and Merger Sub, and Meitar Liquornik Geva Leshem Tal, or Meitar, counsel to our company, continued to negotiate the terms of the merger agreement in person, telephonically and via the exchange of drafts.

Counsel to SES, Parent and Merger Sub sent a first draft of the merger agreement to Meitar on October 19, 2015. Meitar sent back a markup of the agreement that reflected our company’s comments on October 26, 2015. Further drafts of the merger agreement were exchanged and then a meeting took place among the parties and their respective counsel in London on October 28 and 29, 2015.

During November 2015, our company engaged The Benchmark Company LLC, or Benchmark, based on its qualifications, expertise and reputation in the capital markets, to provide a financial opinion with respect to the consideration to be received by our shareholders in the Merger pursuant to the Merger Agreement.

On November 18, 2015, we held a meeting of our board of directors, at which our management updated the board concerning the progress of negotiations of the definitive documentation for the merger. At that meeting, our board approved an extension of the period of exclusivity for negotiations between the parties under the letter of intent.

On November 19, 2015, our company and SES executed an amendment to the letter of intent that extended the expiration date for the period of exclusivity for negotiation of the definitive documentation between the parties until December 7, 2015.

From November 23, 2015 through November 26, 2015, representatives of our company and SES, along with representatives of our respective counsels, met in person in Israel to continue with the negotiation of the merger agreement and other definitive documentation for the merger. In the course of such meetings, the final price per share was discussed based on the results of due diligence and the various items of adjustment that by such time have been substantially completed. In these discussions the price per share of $13.291 was concluded.

On December 9, 2015, the parties agreed upon the further extension of the expiration date for the exclusivity period for negotiation of the merger agreement to December 15, 2015.

On December 14, 2015 both our company and SES held meetings of our respective boards of directors at which the terms of the prospective merger agreement were discussed. At the meeting of SES’ board of directors, there were certain due diligence matters that required further review. The SES board determined to suspend the ongoing negotiation of the definitive agreements for the merger pending completion of the review of those diligence matters by SES. Our board agreed to allow SES to finalize its due diligence but the parties did not confirm to each other any commitment to finalize the transaction. It was agreed to discuss again the prospects of the transaction once SES shall have completed its due diligence. The exclusivity period was not extended.

In February 2016, SES notified our company that it has completed the remaining outstanding items for its diligence process with respect to our company and confirmed its intention to complete the transaction on the basis of the price per share that was agreed in December 2015. On February 19, 2016, the parties’ legal counsel had substantially completed the drafting and negotiation of the merger agreement, voting agreements for our major shareholders and other ancillary documentation contemplated by the merger agreement.

On February 25, 2016, our board of directors held a meeting at which representatives of Meitar, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (which serves as outside counsel to our company on general matters), Benchmark, as well as our Chief Executive Officer, Chief Financial Officer, and General Counsel and Secretary, were all present. The purpose of the meeting was to consider the final terms of the proposed merger transaction with SES, Parent and Merger Sub and to approve the merger agreement.  Representatives of Meitar advised the board of its fiduciary duties under Israeli law with respect to the proposed transaction. Meitar then summarized the material terms of the proposed form of Merger Agreement.  At the request of our board of directors, Benchmark then reviewed and discussed its financial analyses. Thereafter, at the request of our board of directors, Benchmark verbally rendered its opinion to our board of directors (which was subsequently confirmed in writing by delivery of Benchmark’s written opinion addressed to our board of directors dated February 25, 2016), that the Merger Consideration to be received by the holders of our Ordinary Shares in the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view.  Benchmark’s opinion was directed to our board of directors (in its capacity as such) and only addressed whether the Merger Consideration to be received by the holders of our Ordinary Shares in the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Benchmark’s opinion in this Proxy Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Appendix A to this Proxy Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Benchmark in connection with the preparation of its opinion.  However, neither Benchmark’s opinion nor the summary of its opinion and the related analyses set forth in this Proxy Statement are intended to be, and do not constitute, advice or a recommendation to our board of directors, any security holder of our company or any other person as to how to act or vote with respect to any matter relating to the Merger. See “The Merger – Opinion of the Financial Advisor to our Company.”

As part of the discussion of the proposed Merger with SES and the terms of the proposed Merger Agreement with SES, our board of directors confirmed that there were no alternative business combination transactions of which it was aware, and further noted the board’s right under the Merger Agreement to pursue any Superior Proposal, as defined in the Merger Agreement, should one materialize.

Following an extensive and thorough discussion of the factors relevant to this transaction during the course of the meeting of the board of directors, our directors unanimously determined that the Merger and the Merger Agreement were fair to and in the best interests of our shareholders, declared that the Merger was advisable, approved the Merger Agreement and the transactions contemplated thereunder, directed that the adoption of the Merger Agreement be submitted to a vote at a special general meeting of RR Media’s shareholders and resolved to recommend to RR Media’s shareholders that they approve the Merger, the Merger Agreement and all related matters to be brought before the shareholders at such special meeting. Prior to the board meeting on that same day, the compensation committee of our board of directors met to review, evaluate and approve, in accordance with the Companies Law, certain compensatory terms related to the acquisition of our company by SES, which are described elsewhere in this Proxy Statement. Representatives of Meitar advised the compensation committee of its authority and responsibilities under Israeli law with respect to the consideration of the proposed compensatory terms. The committee members discussed the foregoing matters and resolved to recommend to our board of directors to approve them.

On February 25, 2016, RR Media, Merger Sub, Parent and SES entered into the Merger Agreement, and on February 26, 2016, RR Media and SES issued a joint press release announcing the execution of the Merger Agreement.

Our Reasons for Approving the Merger

Our board of directors unanimously determined that the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of RR Media and its shareholders, and considering the financial position of the merging companies, no reasonable concern existed that the Company would be unable to fulfill its obligations to its creditors existing as of immediately prior to the closing of the Merger, and approved the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement and determined to recommend that the RR Media shareholders approve the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

In evaluating the Merger, our board of directors consulted with RR Media’s management and RR Media’s legal, financial and other outside professional advisors and considered various information and factors in connection with the Merger, including those material factors described below.  Among the information and material factors considered by our board of directors were the following:

Financial Condition; Prospects of Company

•	Current and historical market prices for the Ordinary Shares and the fact that the Merger Consideration represents a significant premium compared with trading prices of the Ordinary Shares.

•
The Company’s current and historical financial condition, results of operations, competitive position, strategic options and prospects, as well as the financial plan and prospects if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of the Ordinary Shares.

•
The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to: (i) achieving its growth in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and in the global content management and distribution services for television and radio broadcasting industries specifically; (ii) the current and prospective competitive climate in both the digital media and related industries and among RR Media’s end customers, which the Company expects to increase in the future; (iii) the likelihood of consolidation in the content management, content distributions services and satellite industries (due to unfavorable global economic conditions), which may require the Company to reduce the prices for its services and thereby reduce operating margins, or which could reduce demand for its services; (iv) the intense competition for acquisitions of businesses, technologies and assets in the Company’s industry, which makes it difficult to execute strategic acquisitions as a stand-alone company; (v) the level of available capacity in satellite networks and fiber networks; and (vi) other “Risk Factors” that are set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and that will be set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 to be filed in the near future by the Company.

Strategic Alternatives

•
The trends and competitive developments in our industries and the range of strategic alternatives available to RR Media.  These alternative strategies included remaining a stand-alone company and, based on prior discussions with other companies about potential business combinations, the possibility of business combination transactions with third parties.

•
Based on the process pursued by the board of directors, our board believed it was well-informed about the opportunities for acquisition and business combination transactions and how potential acquirers and strategic partners would likely value RR Media’s business in the context of an acquisition or business combination, and took this knowledge and experience into account in considering strategic alternatives available to RR Media.

Financial Terms; Benchmark Opinion; Certainty of Value

•	Historical market prices, volatility and trading information with respect to Ordinary Shares, including that the Merger Consideration of US$13.291 per share in cash:

o
represented a premium of 57.5% over the closing price of Ordinary Shares on the NASDAQ Global Select Market on February 24, 2016 (the last trading day before the approval of the Merger Agreement by our board);

o
represented a premium of 59% and 54% over the one- and three-month, respectively, volume-weighted average closing prices of Ordinary Shares on the NASDAQ Global Select Market prior to February 24, 2016; and

o	exceeded by 42.1% the 52-week high price of our Ordinary Shares on the NASDAQ Global Select Market prior to February 24, 2016.

•
The financial analysis reviewed by Benchmark with our board of directors as well as the oral opinion of Benchmark rendered to our board of directors on February 25, 2016 (which was subsequently confirmed in writing by delivery of Benchmark’s written opinion addressed to our board of directors dated February 25, 2016), as to whether the Merger Consideration to be received by the holders of our Ordinary Shares in the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view.  See “The Merger – Opinion of the Financial Advisor to our Company.”

•
The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders, especially when viewed against the risks and uncertainties inherent in the Company’s business.

Fiduciary Out

•	The Merger Agreement has customary no solicitation and termination provisions which do not preclude third parties from submitting a written “Superior Proposal” (as defined in the Merger Agreement):

o
The Company can furnish or afford access to non-public information or enter into discussions or negotiations with respect to a bona fide unsolicited Acquisition Proposal (as defined in the Merger Agreement) presented in writing if our board of directors determines in good faith, after consultation with outside legal counsel and a financial advisor, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties.

o
If our board of directors determines in good faith, after consultation with outside legal counsel and a financial advisor, that an Acquisition Proposal constitutes a Superior Proposal, and assuming it has not violated any provisions of the Merger Agreement related to solicitation of the Acquisition Proposal (and after giving Parent a four business day opportunity to alter the terms of the Merger Agreement in response to the Acquisition Proposal so that accepting it would not be inconsistent with the directors’ fiduciary duties), change its current recommendation in favor of the Merger Proposal, terminate the Merger Agreement, pay the Parent a termination fee of $9 million, and immediately enter into an agreement with respect to the Superior Proposal.

o
Our board of directors, based in part on advice from its financial and legal advisors, believes that such termination fee is reasonable, customary and would not deter any interested third party from making, or inhibit our board of directors from approving, an Acquisition Proposal that would constitute a Superior Proposal if such proposal were available and made in accordance with the terms and conditions of the Merger Agreement.

Likelihood of Consummation

•	The Merger Agreement contains terms that were the product of arm’s-length negotiations.

•	The structure of the transaction as a statutory merger under the Companies Law enables our shareholders to determine whether to accept or reject the Merger via a vote of shareholders.

•
The structure of the transaction as a statutory merger under the Companies Law enables our shareholders to receive the Merger Consideration in a relatively short time frame (and reduces the pendency and hence the uncertainty of the transaction).

•
Each of (i) Del-Ta Engineering Equipment Ltd. and its parent company, Rapac Communication & Infrastructure Ltd., or Rapac, which together owned approximately 33.9% of the issued and outstanding Ordinary Shares, and (ii) Viola A.V. RRsat, Limited Partnership, which owned approximately 28.3% of the issued and outstanding Ordinary Shares, in each case as of March 8, 2016 has entered into a voting agreement with Parent and agreed to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

•	There are no financing conditions to Parent’s payment obligations under the Merger Agreement.

•
SES’s guarantee under Section 8.15 of the Merger Agreement of full and timely payment by Parent of the aggregate Merger Consideration, Option Consideration and RSU Consideration at the closing, and of the expense reimbursement by the Parent (if and to the extent it becomes payable under the Merger Agreement) reduces the possibility that Parent will be unable to meet its obligations under the Merger Agreement.

Other Terms

Our board of directors took into account management’s recommendation in favor of the Merger.

Risks and Uncertainties

Our board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	The Company’s current shareholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the transaction.

•
The regulatory approvals from the MOC and FCC required for completion of the Merger and the risk that such governmental authorities may challenge or decide not to approve the Merger and/or grant the licenses required by Parent as more fully set forth below under the caption “The Merger Agreement–Conditions to the Merger”. Our board of directors also considered the potential length of the regulatory approval process. See “Regulatory Matters.”

•
The third party consents and confirmations required for the completion of the Merger and the risk that such consents shall not be granted to the reasonable satisfaction of Parent. See “The Merger Agreement–Conditions to the Merger”.

•
The risk that we will not meet the net cash/debt levels and/or monthly revenue levels required for completion of the Merger, especially due to the uncertainty of the effect of the announcement of the transaction and the impact on our existing relationships, and pipeline transactions, with customers, suppliers and partners during the period until closing.

•	The risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

o
The market price of our Ordinary Shares, which could be affected by many factors, including (i) the reason for the termination of the Merger Agreement and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of Ordinary Shares by short-term investors following the announcement of termination of the Merger Agreement.

o	The Company’s operating results, particularly in light of the expenses incurred in connection with the transaction, including the potential requirement to pay a $9 million termination fee to Parent.

o	The ability to attract and retain key personnel.

o	Relationships with customers, suppliers and others that do business with the Company, which may result in the loss of such relationships due to the identity of SES.

•
The possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees and the impact of the transaction on the Company’s customers, suppliers and others that do business with the Company.

•
The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction, unless consented to by Parent) and (ii) the $9 million termination fee and/or up to $1.5 million of expense reimbursements that could become payable by the Company under certain circumstances.

•
The restriction on soliciting competing offers and the risk that some provisions of the Merger Agreement and related documents, including the termination fee that may be payable by us, might have the effect of discouraging other persons potentially interested in acquiring our company from pursuing an acquisition of our company.

•
The interests of certain of the Company’s directors and officers in the Merger, including certain arrangements that may provide certain benefits that are different from, and/or in addition to, those of our other shareholders, as described under “–Interests of our Directors and Executive Officers in the Merger”.

•	The fact that the Merger Consideration would be taxable to the Company’s shareholders. See the section entitled “The Merger–Material Tax Consequences of the Merger.”

•	The risks described under the section entitled, “Risk Factors.”

Our board of directors believed that, overall, the potential benefits of the Merger to our company and our shareholders far outweighed the risks and uncertainties.

The preceding discussion of the information and factors considered by our board of directors is not intended to be exhaustive but includes the material factors considered by our board of directors.  In view of the wide variety of factors considered by our board of directors in connection with its evaluation of the Merger, our board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision.  In addition, in considering the factors described above, individual members of our board of directors may have given different weight to different factors.  Our board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendation.

Our board of directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding potential synergies.  This explanation of our board of directors’ reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements.”

No Appraisal Rights; Objections by Creditors

Under the Companies Law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger.  Under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court.  The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, we will not be able to satisfy our obligations to our creditors following completion of the Merger.

Opinion of the Financial Advisor to our Company

On February 25, 2016, Benchmark verbally rendered its opinion to our board of directors (which was subsequently confirmed in writing by delivery of Benchmark’s written opinion addressed to our board of directors dated February 25, 2016), as to whether the Merger Consideration to be received by the holders of our Ordinary Shares in the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view.

Benchmark’s opinion was directed to our board of directors (in its capacity as such) and only addressed whether the Merger Consideration to be received by the holders of our Ordinary Shares in the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Benchmark’s opinion in this Proxy Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Appendix A to this Proxy Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Benchmark in connection with the preparation of its opinion. However, neither Benchmark’s opinion nor the summary of its opinion and the related analyses set forth in this Proxy Statement are intended to be, and do not constitute, advice or a recommendation to our board of directors, any security holder of our company or any other person as to how to act or vote with respect to any matter relating to the Merger.

Benchmark’s opinion was addressed to, and was intended for the use, information and benefit of, our board of directors (solely in its capacity as such) and may not be used for any other purpose without Benchmark’s prior written consent.  Benchmark’s opinion was not intended to be, and did not constitute, a recommendation to our board of directors, any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise.  Benchmark had not been requested to opine as to, and Benchmark’s opinion did not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of our board of directors, our company, our security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Merger Consideration to the extent expressly specified therein), (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of our company, or to any other party, except if and only to the extent expressly set forth in the last sentence of Benchmark’s opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for our company or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of our company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of our company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the solvency, creditworthiness or fair value of our company, Parent or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice.  It was assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Benchmark relied, with the consent of our board of directors, on the assessments by our board of directors, our company and our advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to our company and the Merger or otherwise.

In arriving at its opinion, Benchmark reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

▪	the draft dated February 19, 2016 of the Merger Agreement;

▪	certain publicly available business and financial information relating to the Company that Benchmark deemed to be relevant;

▪
certain information relating to the historical, current and future operations, financial condition and prospects of our company made available to Benchmark by our company, including a financial model that included projected annual income statements for the years 2015-2019, interim condensed consolidated financial statements for the three months and twelve months ended December 31, 2015, and a presentation by our company to our board of directors (titled “Results Presentation to the AC – Q3 2015”) that included information on the financial performance of our company in the third quarter and first nine months of 2015;

▪
discussions with certain members of the management of our company and certain of our advisors and representatives regarding the business, operations, financial condition and prospects of our company, the Merger and related matters;

▪
reviewed the current and historical market prices for certain of our company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that Benchmark deemed to be relevant;

▪
reviewed a certificate addressed to Benchmark from senior management of our company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Benchmark by or on behalf of our company;

▪	the trading characteristics and financial performance of certain companies that Benchmark deemed to be relevant;

▪	the publicly available financial terms of certain transactions that Benchmark deemed to be relevant; and

▪	such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as Benchmark deemed to be relevant.

Benchmark relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information.  In addition, management of our company advised Benchmark, and Benchmark assumed, that the financial projections reviewed by Benchmark had been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management as to the future financial results and condition of our company, and Benchmark expressed no opinion with respect to those projections or the assumptions on which they were based.  Benchmark relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of our company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Benchmark that would be material to Benchmark’s analyses or Benchmark’s opinion, and that there was no information or any facts that would make any of the information reviewed by Benchmark incomplete or misleading.  Benchmark further relied upon the assurance of the management of our company that they were unaware of any facts that would make the information provided to Benchmark incomplete or misleading in any material respect.  In connection with its review and arriving at Benchmark’s opinion, Benchmark did not assume any responsibility for the independent verification of any of the foregoing information and relied on the completeness and accuracy as represented by our company.  In addition, Benchmark relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement identified above.  In addition, Benchmark did not make any independent evaluation or appraisal of the assets or liabilities of our company, nor was Benchmark furnished with any such independent evaluations or appraisals.  Benchmark’s opinion was necessarily based upon financial, economic, market and other conditions as they existed on, and should be evaluated as of, the date of Benchmark’s opinion.  Although subsequent developments might affect Benchmark’s opinion, Benchmark does not have any obligation to update, revise or reaffirm its opinion.

Benchmark assumed that the Merger would be consummated on terms substantially similar to those set forth in the most recent draft Merger Agreement provided to Benchmark.

Benchmark had not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger, the securities, assets, businesses or operations of our company or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Merger, or (c) advise our board of directors or any other party with respect to alternatives to the Merger.  Benchmark’s opinion was provided for the benefit of our board of directors (solely in its capacity as such) and was not for the benefit of, and may not be used for any other purpose and did not constitute a recommendation to the holders of our Ordinary Shares as to how to vote or act with respect to the Merger or otherwise.

In preparing its opinion to our board of directors, Benchmark performed a variety of analyses, including those described below.  The summary of Benchmark’s analyses is not a complete description of the analyses underlying Benchmark’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented.  As a consequence, neither Benchmark’s opinion nor its underlying analyses is readily susceptible to summary description.  Benchmark arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Benchmark’s overall conclusion with respect to fairness, Benchmark did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Benchmark believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Benchmark’s analyses and opinion.

In performing its analyses, Benchmark considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion.  No company, transaction or business used in Benchmark’s analyses for comparative purposes is identical to our company or the proposed Merger and an evaluation of the results of those analyses is not entirely mathematical.  As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment.  The estimates contained in the financial forecasts prepared by the management of our company and the implied reference range values indicated by Benchmark’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses.  In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of our company.  Much of the information used in, and accordingly the results of, Benchmark’s analyses are inherently subject to substantial uncertainty.

Benchmark’s opinion was only one of many factors considered by our board of directors in evaluating the proposed Merger.  Neither Benchmark’s opinion nor its analyses were determinative of the Merger Consideration or of the views of our board of directors or management with respect to the Merger or the Merger Consideration. Under the terms of its engagement by our company, neither Benchmark’s opinion nor any other advice or services rendered by it in connection with the proposed Merger or otherwise, should be construed as creating, and Benchmark should not be deemed to have, any fiduciary duty to our board of directors, our company, Parent, any security holder or creditor of our company or Parent or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Merger were determined through negotiation between our company and Parent, and the decision to enter into the Merger Agreement was solely that of our board of directors.

The following is a summary of the material financial analyses performed by Benchmark in connection with the preparation of its opinion and reviewed with our board of directors on February 25, 2016. The order of the analyses does not represent relative importance or weight given to those analyses by Benchmark. The analyses summarized below include information presented in tabular format.  The tables alone do not constitute a complete description of the analyses.  Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Benchmark’s analyses.

For purposes of its analyses, Benchmark reviewed a number of financial and operating metrics, including:

•
Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet); and

•	EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of our Ordinary Shares and the common stock of the selected companies listed below as of February 19, 2016, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the value of the proposed consideration in the selected transactions. The estimates of the future financial and operating performance of our company relied upon for the financial analyses described below were based on the Company Projections.  The estimates of the future financial and operating performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies.

Discounted Cash Flow Analysis.  Benchmark performed a discounted cash flow analysis of our company by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of our company based on the Company Projections.  Benchmark calculated terminal values for our company by applying a terminal value EBITDA multiple of 6.0x to our company’s fiscal year 2019 estimated EBITDA). The net present values of our company’s projected future cash flows and terminal values were then calculated using discount rates ranging from 12.6% to 14.6%. The discounted cash flow analysis indicated an implied per share value reference range of $11.49 to $12.19 per Ordinary Share, as compared to the Merger Consideration of $13.291 per Ordinary Share.

Selected Companies Analysis.  Benchmark reviewed certain data for selected companies, with publicly traded equity securities, that Benchmark deemed relevant in the technology, media and telecommunications industry.

The financial data reviewed included:

•	Enterprise value as a multiple of estimated latest 12 months, or LTM, EBITDA; and

•	Enterprise value as a multiple of estimated next 12 months, or NTM, EBITDA.

The selected companies and resulting data were as follows:

•	Brightcove Inc.
•	Eutelsat Communications Societe Anonyme
•	Intelsat S.A.
•	Limelight Networks, Inc.
•	NeuLion, Inc.
•	SES, S.A.

	EV/LTM EBITDA	EV/NTM EBITDA
High	85.0x	18.9x
Low	8.0x	2.9x
Mean	26.0x	8.5x
Median	10.0x	8.1x

Taking into account the results of the selected companies analysis, Benchmark applied selected multiple ranges of 10.0x LTM Enterprise Value to EBITDA and 8.1x estimated NTM Enterprise Value to EBITDA to corresponding financial data for our company. The selected companies analysis indicated implied per share value reference ranges of $10.54 to $11.87 per Ordinary Share based on the median multiples of LTM Enterprise Value to EBITDA and NTM Enterprise Value to EBITDA, as compared to the Merger Consideration of $13.291 per Ordinary Share.

Selected Transactions Analysis.  Benchmark considered certain financial terms of certain transactions in the last three years involving target companies over $10 million that Benchmark deemed relevant in the technology, media and telecommunications industry.

The financial data reviewed included Transaction value as a multiple of LTM EBITDA.

The selected transactions and resulting data were as follows:

Date Announced	Target	Acquiror
12/1/15	SC Services Pty Ltd.	Decmil Group Ltd.
3/16/15	Hermes Datacommunications International	SpeedCast International Ltd.
2/27/15	Talpa Media Holding NV	ITV Plc
11/28/14	Glentel, Inc.	BCE, Inc.
11/6/14	Columbus International, Inc.	Cable & Wireless Communications Plc
10/27/14	Proximity Communications Ltd.	Maintel Holdings Plc
10/27/14	Amcom Telecommunications Ltd.	Vocus Communications Ltd.
10/20/14	CU Media, Inc.	IHQ, Inc.
9/15/14	Get AS	TDC A/S
9/15/14	Jazztel Plc	Orange SA
6/16/14	tw telecom, Inc.	Level 3 Communications, Inc.
5/18/14	DIRECTV	AT&T, Inc.
4/21/14	Cbeyond, Inc.	Birch Communications, Inc.
3/21/14	LIN Media LLC	Mercury New Holdco, Inc.
3/17/14	Grupo Corporativo ONO SA	Vodafone Holdings Europe SLU
11/10/13	GTS Central European Holding BV	Deutsche Telekom AG
10/21/13	NTS, Inc.	T3 North Holdings LLC
8/26/13	Globecomm Systems, Inc.	Wasserstein & Co. LP
7/12/13	Leap Wireless International, Inc.	AT&T, Inc.
5/22/13	Multiband Corp.	Goodman Networks, Inc.
4/11/13	Fisher Communications, Inc.	Sinclair Broadcast Group, Inc.
3/18/13	EFTel Ltd.	M2 Telecommunications Group Ltd.

EV/EBITDA
High	20.1x
Low	4.0x
Mean	11.6x
Median	11.5x

Taking into account the results of the selected transactions analysis, Benchmark applied selected multiple ranges of the mean Enterprise Value to LTM EBITDA of 11.6x to the median LTM EBITDA of 11.5x to corresponding financial data for our company. The selected transactions analysis indicated implied per share value reference ranges of $12.06 to $12.08 per Ordinary Share based on the selected range of multiples, as compared to the Merger Consideration of $13.291 per Ordinary Share.

Other Matters

Benchmark was engaged by our company to provide an opinion to our board of directors as to whether the Merger Consideration to be received by the holders of our Ordinary Shares in the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. We engaged Benchmark based on Benchmark’s experience and reputation. Benchmark is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes.  Pursuant to its engagement by our company, Benchmark is entitled to an aggregate fee of $350,000 for its services, a portion of which became payable upon the execution of Benchmark’s engagement letter and the balance of which became payable upon the delivery of Benchmark’s opinion.  No portion of Benchmark’s fee is contingent upon the successful completion of the Merger. Our company has also agreed to reimburse Benchmark for certain expenses and to indemnify Benchmark, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Benchmark’s engagement.

In the ordinary course of its business, Benchmark may have actively traded the equity or debt securities of our company and may have continued to actively trade such equity or debt securities. In addition, certain individuals who are employees of, or are affiliated with, Benchmark may have in the past and may have then currently been stockholders of our company.

Financing of the Merger

Under the Merger Agreement, consummation of the Merger is not conditioned on Parent’s receipt of financing for the Merger Consideration that it will pay to our shareholders.

Parent intends to finance the Merger Consideration from cash on hand and existing credit facilities.

Under Section 8.15 of the Merger Agreement, SES has guaranteed full and timely payment by Parent of the aggregate Merger Consideration, Option Consideration and RSU Consideration at the closing. In addition, SES has guaranteed Parent’s obligation to reimburse our expenses, in an amount of up to $1.5 million, incurred in connection with the Merger Agreement and the transactions contemplated thereunder (if and to the extent such expenses becomes reimbursable under the Merger Agreement).

Material Tax Consequences of the Merger

Certain United States Federal Income Tax Consequences

The following is a summary of certain material United States federal income tax consequences of the Merger to United States Holders and non-United States Holders (each as defined below). This summary is general in nature and does not constitute tax advice. This summary does not discuss all aspects of United States federal income taxation that may be relevant to a United States Holder or non-United States Holder in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Ordinary Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code (generally, property held for investment) and does not address tax considerations applicable to any holder of Ordinary Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank, thrift, mutual fund or other financial institution;

•	a regulated investment company;

•	a tax-exempt organization or pension fund;

•	a retirement plan or other tax-deferred account;

•
a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes), an S corporation or any other pass-through entity (or an investor in any of the foregoing);

•	an insurance company;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Ordinary Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Ordinary Shares that received the Ordinary Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a United States Holder that has a functional currency other than the United States dollar;

•	a person that holds the Ordinary Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Ordinary Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their tax advisors regarding the tax consequences to them of the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Proxy Statement, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of certain material United States federal income tax consequences relevant to a United States Holder or non-United States Holder (each as defined below).  We urge each holder to consult its tax advisor with respect to the specific tax consequences of the Merger to it in light of its own particular circumstances, including, but not limited to, federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Ordinary Shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has in effect a valid election to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Ordinary Shares

The exchange of Ordinary Shares for cash pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. A United States Holder that receives cash in exchange for Ordinary Shares pursuant to the Merger generally will recognize gain or loss, if any, in an amount equal to the difference between the amount of cash received (including any Israeli tax withheld on the payment) and the holder’s adjusted tax basis in the Ordinary Shares exchanged therefor. Gain or loss will be determined separately for each block of Ordinary Shares (i.e., Ordinary Shares acquired at the same cost in a single transaction). Subject to the discussion below under “—Passive Foreign Investment Company Treatment,” such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period in the Ordinary Shares is more than one year at the time of the exchange. Long-term capital gain recognized by a non-corporate holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

If any Israeli tax is withheld on the disposition of Ordinary Shares in the Merger, a United States holder may be entitled to a deduction or credit with respect to such Israeli tax. The rules governing foreign tax credits and the deduction of foreign income taxes are complex and, therefore, United States holders should consult their tax advisors regarding the availability of foreign tax credits or deductions in their particular circumstances.

Passive Foreign Investment Company Treatment

As described in “Item 10.E Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company” of our annual report on Form 20-F for the year ended December 31, 2014, we do not believe that we were a passive foreign investment company, or PFIC, for either of 2015 or 2014. In addition, although such determination cannot be made until after the end of the taxable year, we do not anticipate that we will be a PFIC for 2016. However, to the extent that we are treated as a PFIC for any year in which a United States Holder has held our Ordinary Shares, any gain that the United States Holder recognizes upon receipt of cash when disposing of our Ordinary Shares pursuant to the Merger will, subject such holder to certain unfavorable tax consequences under the rules of Section 1291 of the Code.   If, however, a U.S. Holder has made a mark-to-market election under Section 1296 of the Code, the tax consequences to that holder will differ.

Please see “Item 10.E Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company” in our annual report on Form 20-F for the year ended December 31, 2014 for further information as to the consequences to United States Holders from the disposition of Ordinary Shares in the Merger if we are treated as a PFIC.

Additional Net Income Investment Tax

Certain United States Holders who are individuals, estates or trusts may be required to pay an additional 3.8% Net Income Investment Tax on gain from the disposition of our Ordinary Shares pursuant to the Merger. Please see “Item 10.E Taxation—U.S. Federal Income Tax Consequences— Additional Net Income Investment Tax” in our annual report on Form 20-F for the year ended December 31, 2014 for further information.

Information Reporting and Backup Withholding

Proceeds from the exchange of Ordinary Shares pursuant to the Merger generally will be subject to information reporting unless the Unites States Holder is an exempt recipient and appropriately establishes that exemption. Proceeds from the exchange of Ordinary Shares pursuant to the Merger generally will also be subject to backup withholding at the applicable rate (currently 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States Holder may be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-United States Holders

For purposes of this discussion, the term “non-United States Holder” means a beneficial owner of Ordinary Shares that is neither a United States Holder nor a partnership for United States federal income tax purposes.

The following discussion applies only to non-United States Holders and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Ordinary Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	non-United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Ordinary Shares

Subject to the discussion below regarding backup withholding, payments made to a non-United States Holder with respect to Ordinary Shares exchanged for cash pursuant to the Merger will generally be exempt from United States federal income or withholding tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will generally be subject to tax at a flat rate of 30% on any gain from the exchange of the Ordinary Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

Information Reporting and Backup Withholding

A non-United States Holder may be subject to information reporting and backup withholding with respect to the proceeds from the disposition of Ordinary Shares paid by a U.S. paying agent pursuant to the Merger, unless, generally, the non-United States Holder or other payee certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder or other payee is not a United States person or otherwise establishes an exemption from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a non-United States Holder’s United States federal income tax liability and may entitle the holder to a refund, provided that certain required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Ordinary Shares. Each holder of Ordinary Shares should consult its own tax advisor as to the particular tax consequences to it of exchanging its Ordinary Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli income tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Ordinary Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

Sale of Ordinary Shares

In general, under the Israeli Income Tax Ordinance (New Version), 5721-1961 and the rules and regulations promulgated thereunder, which we also refer to as the Tax Ordinance, the disposition of shares of an Israeli resident company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under Israeli law or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Ordinary Shares in the Merger is generally up to 25% for Israeli individuals, unless such an individual shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of up to 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our company, the tax rate will be 30%. However the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their shares prior to January 1, 2003.  Companies are subject to the corporate tax rate (25% for the 2016 tax year) on capital gains derived from the disposition of Ordinary Shares.

Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of shares of an Israeli resident company whose shares are publicly traded on a stock exchange, provided that such gains are not derived from a permanent establishment of such shareholders in Israel, that such shareholders did not acquire their shares prior to the periods during which our Ordinary Shares were listed for trading (that is, prior to November 2006) and that such capital gains are not subject to the provisions of Section 101 of the Tax Ordinance, the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under Section 130A of the Tax Ordinance. Further exemption may be available to nonresidents of Israel who acquired their Ordinary Shares on or after January 1, 2009, or, in the case of a resident of a jurisdiction which has concluded with Israel a convention for the avoidance of double taxation, or a Tax Treaty, on July 1, 2005 or thereafter notwithstanding that the Ordinary Shares were acquired while not listed for trade, provided that such gains are not derived from a permanent establishment of such shareholders in Israel, the shares are not purchased from a related party and the purchase was not subject to certain tax free and restructuring provisions under Israeli tax law.  However, a non-Israeli corporate shareholder will not be entitled to any of such exemptions if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. resident to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as capital assets. However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the disposition, subject to specified conditions; (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel; or (c) the shareholder, being an individual, was present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year. In each case, the disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits. Further exemptions may be available to nonresidents of Israel under other Tax Treaties.

Generally, the payment for the Ordinary Shares is subject to Israeli withholding tax at a rate of 25% for individuals and 25% for corporations.  A reduced rate of, or an exemption from, Israeli withholding tax is available to shareholders that provide a valid withholding certificate issued by the Israeli Tax Authority evidencing such reduced withholding rate or withholding exemption.  Parent may hold payments to shareholders in escrow pending the receipt of the required documentation as set forth in the ruling or pursuant to the Merger Agreement from a shareholder.  Any payment to a shareholder that fails to provide the required documentation as set forth in the ruling or under the Merger Agreement, and does not present a valid withholding certificate providing for a reduced withholding rate, or an exemption from withholding, will be subject to Israeli applicable withholding tax rate.

Our shareholders who acquired their shares prior to our initial public offering and while our Ordinary Shares were not listed on NASDAQ (that is, prior to November 2006) and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable Tax Treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their Ordinary Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

Shares Issued as Compensation for Employment or Service

Shareholders who received or acquired their Ordinary Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our company or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

Regulatory Matters

Filings with the MOC, FCC and other regulatory agencies

On March 2, 2016, the Company filed, and procured that Satlink filed, all applications and notifications, as applicable, with the MOC, as required under any licenses, permits and authorizations granted by the MOC. On March 2, 2016, the Company filed, and to the extent relevant, procured that each of its other applicable subsidiaries filed, all applications and notifications, as applicable, with the FCC and such other governmental authorities which regulate communication matters, as required under any licenses, permits and authorizations granted by such governmental authorities to the Company, Satlink or such other applicable subsidiary.

Under the Merger Agreement, it is a condition to closing that any approvals or licenses to be obtained from the MOC shall be on terms that are reasonably acceptable to Parent.  Parent and its affiliates (including after the Closing, the surviving company from the Merger and its subsidiaries) are not required, in connection with obtaining any approval from the MOC, to agree to (i) the divestiture, license or other transfer of any assets of Parent, the Company, the surviving company or any of their respective subsidiaries or affiliates, (ii) any requirement to hold, directly or indirectly, less than 100% of the issued and outstanding share capital of the surviving company or (iii) limit or restrict Parent’s, the Company’s, the surviving company’s or any of their respective affiliates’ or their shareholders’ (x) ability to vote, trade in or otherwise transfer the publicly-traded securities of any of Parent’s affiliates, (y) Parent and its affiliates’ ability to consolidate and control, the surviving company and its subsidiaries or any of the assets, operations or businesses or any of Parent’s or its affiliates’ other assets, operations or businesses, or (z) ability to conduct business in any jurisdiction or in any manner (other than, for the avoidance of doubt, restrictions on the Company and its Israeli subsidiaries to conduct business in jurisdictions in which the conduct of business is expressly prohibited by Israeli law).

Parent has confirmed that certain terms of the Company’s existing licenses with the MOC, which were made available to Parent, are deemed to be acceptable to Parent, provided, however, that in addition to obtaining the MOC’s approval to the Merger, the MOC licenses shall be amended to provide for, among other things, that following the closing, a transfer of negotiable means of control in the holding company of the license holder (which is a foreign company publicly traded overseas) representing less than 25% of the voting rights in SES, which does not result in a change of control in the Company or Satlink, will not require the MOC’s consent.  There can be no assurances that the approval of the MOC or the FCC will be obtained prior to the Outside Date, on terms acceptable to Parent, or obtained at all.

For further details, see “The Merger Agreement–Conditions to the Merger”.

Israeli Companies Registrar

Under the Companies Law, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar:

•
Merger Proposal.  We and Merger Sub are required to file with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling the Meeting.  Both we and Merger Sub filed the required merger proposals with the Israeli Companies Registrar on March 6, 2016.  Under the Companies Law, 50 days must have elapsed from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar before the Merger can become effective.

•
Notice to Creditors.  In addition, each of us and Merger Sub is required to notify its creditors of the proposed Merger.  Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal is filed with the Israeli Companies Registrar, and, within four business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed.  Non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is filed with the Israeli Companies Registrar and, where necessary, elsewhere, and by making the merger proposal available for review.  Each of us and Merger Sub has notified our respective creditors of the Merger in accordance with these requirements, to the extent applicable and, because our shares are traded on the NASDAQ Global Select Market, we have also published an announcement of the Merger in the ‘Yediot Ahronot- International Addition’, within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar.  Each of us and Merger Sub has notified the Israeli Companies Registrar of the notices to our respective creditors.  In addition, pursuant to the Companies Law, because we employ more than 50 employees, we must provide to our employees a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Israeli Companies Registrar.  We have satisfied such requirement by posting a copy of the publication in a prominent location in our office in Airport City.

•
Shareholder Approval Notice.  After the Meeting, and assuming the approval of the Merger thereat by the shareholders of each of the merging companies, each of the merging companies must file a notice with the Israeli Companies Registrar regarding the vote of the shareholders.  30 days must pass from the date of the Meeting before the Merger can become effective.

No later than the closing date of the Merger (assuming that our shareholders have approved the Merger Agreement and the Merger and that all of the other conditions set forth in the Merger Agreement have been satisfied or waived (if permissible under applicable law)), each of us and Merger Sub will notify the Israeli Companies Registrar that all of the conditions to the closing have been met and request that the Israeli Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with the Companies Law.  Assuming all statutory procedures and requirements have been complied with, the Merger will then become effective and the Israeli Companies Registrar will be required to register the Merger in the surviving company’s register and to issue the surviving company a certificate regarding the Merger.

Other Regulatory Approvals

Other than the filings described above, the Company is not aware of any material regulatory filings or approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger.  If Parent or the Company discover that other such material approvals or waiting periods are necessary, Parent, Merger Sub and/or the Company (as applicable) will seek to obtain or comply with them in accordance with the Merger Agreement.

Interests of our Directors and Executive Officers in the Merger

In considering the recommendation of our board of directors with respect to the Merger Agreement and the Merger, you should be aware that certain of our directors and officers have agreements or arrangements that provide them with interests in the Merger that may be different from, or in addition to, the interests of other RR Media shareholders.  Our board of directors and the compensation committee of the board of directors were aware of these different or additional interests in determining to approve and adopt the Merger Agreement, the Merger and related compensatory terms, and to recommend to RR Media shareholders that they vote in favor of the Merger Proposal and the other proposals for which approval is sought at the Meeting.

Merger Consideration for Ordinary Shares Held

As of March 8, 2016, the executive officers and directors of RR Media beneficially owned 830,381 Ordinary Shares (besides shares underlying outstanding options, which are discussed below), for which they will be entitled to receive the Merger Consideration pursuant to the Merger.

Acceleration of Vesting of Options

As of March 8, 2016, the total number of Ordinary Shares underlying outstanding options held by our directors and executive officers was 683,562, in the aggregate, of which options to purchase 159,845 Ordinary Shares had not yet vested.  Consistent with the treatment of the options held by all other employees of the Company, at the Effective Time, each outstanding option to purchase one Ordinary Share held by the foregoing directors and officers that is not then vested will become fully vested. In the merger each outstanding option, regardless of the identity of the holder thereof, will be converted into the right to receive, and will be canceled in consideration for the payment of, an amount in cash equal to the excess, if any, of (i) the Merger Consideration over (ii) the exercise price per share of that option, subject to applicable withholding taxes.

Bonuses

Subject to the approval of Proposal 4 at the Meeting, upon, and subject to, consummation of the Merger, certain of our employees will be entitled to cash bonuses.  These bonuses were approved by our compensation committee and board of directors, as required by the Companies Law and in accordance with our Compensation Policy, prior to our entry into the Merger Agreement. Subject to the approval of Proposal 5 at the Meeting, these bonuses will include a bonus of US$450,000 payable to our Chief Executive Officer, Mr. Avi Cohen.

Indemnification and Insurance

Pursuant to the Merger Agreement, certain indemnification and insurance arrangements will be put into place in favor of our directors and officers, including (i) the assumption by RR Media, as the surviving company of the Merger, of all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of RR Media acting in such capacities as provided in RR Media’s Articles of Association and under any indemnification agreements between RR Media or its subsidiaries, on the one hand, and any current or former directors, officers and employees of RR Media and its subsidiaries, on the other hand, which rights shall survive the Merger and continue in full force and effect in accordance with their terms; (ii) the Company’s obligation to cause the Articles of Association (and other similar organizational documents) of the Company and its subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and the advancement of expenses that are at least as favorable as the Articles of Association (or similar organizational documents) of the Company and its subsidiaries as of the date hereof, and during such period, such that such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable law; and (iii) the surviving company’s obligation to maintain its directors’ and officers’ liability insurance for a seven year period following the Effective Time, or purchase, after consultation with Parent, and at an aggregate premium not to exceed three times the annual premium of the Company’s existing D&O insurance policy, a seven year “tail” policy in respect of its directors’ and officers’ liability insurance policy, in each case at the pre-Merger coverage level, for all current and former directors and officers of the Company and its subsidiaries serving at or prior to the Effective Time.

Our purchase of the foregoing tail policy (subject to consummation of the Merger) is subject to shareholder approval pursuant to Proposal 3 at the Meeting. See Proposal 3 below. Also see “The Merger Agreement–Indemnification and Insurance” in this Proposal 1 below.

Post-Merger Employment Arrangements

In connection with the Merger, some of our office holders (as defined under the Companies Law) may enter into new employment arrangements with the Parent or its affiliates.

Additional Conditions to Consummation of the Merger

In addition to the regulatory filings and approvals described above, consummation of the Merger is subject to certain additional conditions, including:

•	receipt by Parent of consents, in form and substance reasonably satisfactory to Parent, from the counterparties to certain contracts as set forth in the Merger Agreement;

•
receipt by Parent of evidence to its reasonable satisfaction that the amount of transaction expenses (including fees and expenses of Company advisors and bankers, change of control and employee transaction related bonuses, and other payments contingent upon or triggered by reason of the Merger) has been finally determined and that no additional amounts or liabilities will become due to the recipients thereof with respect to the transaction; and

•	the entry into retention and employment arrangements with certain employees of the Company.

For further information, please see the description of the closing conditions in the section of this proxy statement titled “The Merger Agreement–Conditions to the Merger” below.

THE MERGER AGREEMENT

This section of the Proxy Statement describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you.  The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which was attached as Exhibit 99.1 to RR Media’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the U.S. Securities and Exchange Commission, or SEC, on February 26, 2016 and is incorporated by reference in this Proxy Statement. The Merger Agreement is available at the following link: https://www.sec.gov/Archives/edgar/data/1375829/000117891316004535/exhibit_99-1.htm. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger.

The Merger Agreement contains representations, warranties and covenants by the Company, Parent and Merger Sub which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures being made by parties to the Merger Agreement instead of establishing these matters as facts, and may apply contractual standards of materiality or material adverse effect that generally differ from those applicable to investors. In addition, information concerning the subject matter of representations, warranties and covenants may change after the date of the Merger Agreement, which may or may not be fully reflected in our public disclosures. Neither the Merger Agreement nor the description below is intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” on page 74.

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with Israeli law, at the effective time of the Merger, or the Effective Time, Merger Sub, a direct, wholly-owned subsidiary of Parent, will be merged with and into the Company, with the Company surviving the Merger and becoming a direct, wholly-owned subsidiary of Parent.  As a result, after the Effective Time, our Ordinary Shares will no longer be publicly traded.  The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Companies Law, which requires, among other things, the approval of a simple majority of the voting power present and voting at a meeting of the Company’s shareholders in person or by proxy, excluding abstentions and broker non-votes and excluding the voting power of any Ordinary Shares that are held by Merger Sub, Parent, or by any person holding at least 25% of the means of control of any of them, or anyone acting on behalf of any of them, including any of their affiliates (we refer to such shareholder approval as the Company Shareholder Approval).

Merger Consideration

As a result of the Merger, each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than Ordinary Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent (if any), which will be canceled and retired without any conversion or consideration paid in respect thereof and will cease to exist) will automatically be converted into and represent the right to receive $13.291 in cash (we refer to such cash consideration as the Merger Consideration) without any interest thereon, subject to the withholding of any applicable withholding taxes.

At the Effective Time, each option to acquire one Ordinary Share then outstanding and unexercised, whether vested or unvested, will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the excess, if any, of the Merger Consideration over the exercise price of such option (we refer to such cash consideration as the Option Consideration), subject to the withholding of any applicable withholding taxes.

At the Effective Time, each restricted stock unit, or RSU, then outstanding will be substituted for the right to receive a lump sum cash payment (without interest) equal to the product of (a) the Merger Consideration and (b) the total number of shares subject to such restricted stock unit (we refer to such cash consideration as the RSUs Consideration), subject to the withholding of any applicable withholding taxes. The RSUs Consideration will be paid in accordance with the terms and conditions that would have applied had the restricted stock unit not been replaced by the right to receive the RSUs consideration, provided that any restricted stock unit that vests upon the achievement of price targets for Ordinary Shares will be deemed to have vested in full upon the Effective Time.

Representations and Warranties

The Merger Agreement contains a number of representations made by and to Parent and Merger Sub, on the one hand, and the Company, on the other hand.  The statements set forth in those representations and warranties were made for purposes of the Merger Agreement and are subject to qualifications and limitations as agreed by Parent and the Company in connection with negotiating the terms of the Merger Agreement.

Representations made by the Company to Parent and Merger Sub in the Merger Agreement relate to, among other things:

•	due incorporation, good standing and qualification;

•	corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby;

•	board approval and recommendation of the Merger Agreement and the transactions contemplated thereby;

•	absence of any conflict with organizational documents, laws, and material agreements as a result of the Merger;

•	required consents and filings with governmental entities;

•	capitalization of the Company;

•	ownership of, and other matters related to, the Company’s subsidiaries;

•	accuracy and sufficiency of documents filed with the SEC and the Israeli Securities Authority;

•
conformity of the Company’s financial statements with applicable accounting requirements, sufficiency of internal controls and procedures, and that the financial statements fairly present, in all material respects, the consolidated financial position of the Company;

•	absence of undisclosed liabilities;

•	the absence of certain changes giving rise to a Company Material Adverse Effect (as defined below) since December 31, 2014 through the date of the Merger Agreement;

•	the validity and enforceability of material contracts;

•	good, valid and marketable title to real property;

•	sufficient title to assets;

•	intellectual property matters;

•	taxes and tax matters;

•	employee benefit plans;

•	labor and employment matters;

•	compliance with permits;

•	compliance with laws (including FCPA and trade control laws) and regulatory matters;

•	environmental matters;

•	absence of pending or threatened legal proceedings;

•	insurance matters;

•	ownership and condition of ground stations;

•	related party transactions;

•	absence of any obligation to pay brokers’ or other similar fees;

•	opinion of financial advisor;

•	suppliers and customers;

•	encryption and other restricted technology;

•	privacy and data protection and compliance with privacy laws;

•	inapplicability of antitakeover statutes; and

•	accuracy of the Company’s proxy statement.

Representations made by Parent and Merger Sub to the Company in the Merger Agreement relate to, among other things:

•	due incorporation, good standing and qualification;

•	corporate power and authority to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•	absence of any breach of organizational documents, laws, agreements and instruments as a result of the Merger;

•	required consents and filings with governmental entities;

•	absence of pending or threatened legal proceedings;

•	accuracy of information provided for inclusion in the Company’s proxy statement;

•	sufficiency of funds for payments pursuant to the Merger Agreement;

•	no ownership of Company’s securities;

•	absence of any obligation to pay brokers’ or other similar fees; and

•	shareholder approval of the Merger and the Merger Agreement.

Significant portions of the representations and warranties of the Company are qualified as to “Knowledge” of the Company and/or “materiality” or “Material Adverse Effect.”

“Knowledge” of the Company means the actual knowledge that the CEO, CFO, GC, CTO, VP HR (with respect to certain labor matters), VP Operations (with respect to certain operational matters), or Deputy CEO (with respect to matters relating to Satlink) of the Company has or would have had after reasonable inquiry of any officer having primary responsibility for the relevant matter. “Material Adverse Effect” means any development, change, effect, event, circumstance, occurrence or state of facts that (i) is or would reasonably be expected to be materially adverse to the financial condition, properties, assets (including intangible assets), liabilities, business, capitalization, operations or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) materially impairs the ability of the Company to consummate the Merger, or prevents the Merger or the ability of the Company to perform its obligations under the Merger Agreement; provided, however, that in the case of clause (i) only, no development, change, effect, event, circumstance, occurrence or state of facts (in each case, by itself or when aggregated or taken together with any and all other such developments, changes, effects, events, circumstances, occurrences or state of facts) resulting from the following will be taken into account when determining whether a Material Adverse Effect has occurred or would be expected to occur:

(A) conditions of (or changes in the conditions of) general economic markets or the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States, Europe, Asia or any other country or region in which the Company and its subsidiaries operate, or conditions in the global economy generally;

(B) conditions (or changes in such conditions) in the industries in which the Company and its subsidiaries conduct business;

(C) political conditions (or changes in such conditions) or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States, Europe, Asia or any country or region;

(D) changes in law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes in GAAP or other accounting standards applicable to the Company or its subsidiaries first proposed after the date of the Merger Agreement;

(E) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in Israel, the United States, Europe, Asia or any country or region;

(F) changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself, but not the underlying cause of such changes;

(G) except as set forth in the proviso below, the mere failure of the Company to meet any securities analysts’ projections, internal projections, or forecasts or estimates of earnings or revenues, but not the underlying cause of such failure; or

(H) the announcement or pendency of the Merger Agreement and the transactions contemplated thereby, including the threatened or actual impact thereof on the relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors or other business partners, except, with respect to clauses (A) through (F), to the extent the impact of such development, change, effect, event, circumstance, occurrence or state of facts is disproportionately adverse to the Company and its subsidiaries, taken as a whole, as compared to other companies that participate in the same industry; provided, further, notwithstanding anything to the contrary set forth in the Merger Agreement, in the event the Company’s consolidated average monthly revenue, calculated as provided in the Merger Agreement, is below $11,300,000, a Material Adverse Effect will be deemed to have occurred.

Some of the representations and warranties of Parent and Merger Sub are qualified as to “materiality” or are qualified with respect to any event, change, effect, development, condition or occurrence that would prevent or materially delay Parent from consummating the transactions contemplated by the Merger Agreement or prevent or materially delay that party from performing its obligations under the Merger Agreement.

The representations and warranties in the Merger Agreement do not survive the consummation of the Merger. Only the covenants in the Merger Agreement (described below) that by their terms survive the Effective Time shall so survive the Effective Time.

Conduct of Business by the Company

The Company has covenanted that until the Effective Time, the Company and its subsidiaries will (i) carry on their businesses in the usual, regular and ordinary course of business consistent with past practice in substantially the same manner as heretofore conducted, (ii) use reasonable best efforts, consistent with past practice, to preserve substantially intact their business organization, keep available the services of the current officers and key employees, preserve substantially the current relationships with customers, suppliers, distributors and other persons with whom the Company or its subsidiaries have significant business relations, and (iii) preserve stability among the Company’s labor force in connection with the Merger to the reasonable satisfaction of Parent, in each case subject to certain exceptions.

The Company has also covenanted that to the extent reasonably practicable, it will notify and consult with the Parent after receipt of any material communication from any governmental authority.

The Company has further covenanted generally to not take, or permit its subsidiaries to take, the following actions (subject in each case to the exceptions provided in the Merger Agreement) prior to the Effective Time, without the prior consent of Parent (which consent, in certain cases set forth in the Merger Agreement, may not be unreasonably withheld, conditioned or delayed):

•	amend the organizational documents of the Company or its subsidiaries, adopt any shareholder rights plan or “poison pill”;

•
issue, sell, deliver, pledge or otherwise encumber any equity securities of the Company or its subsidiaries, except for issuance of Ordinary Shares upon exercise of options or vesting of restricted stock units outstanding on the date of the Merger Agreement and in accordance with their present terms;

•
directly or indirectly, acquire, repurchase, redeem or otherwise acquire any share capital or equity securities of the Company or its subsidiaries, except in connection with the exercise of options outstanding on the date of the Merger Agreement and in accordance with their present terms;

•
split, combine, subdivide or reclassify the share capital of the Company or any of its subsidiaries, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for such share capital;

•
declare, set aside or pay any dividend or other distribution in respect of the share capital of the Company or make any other actual, constructive or deemed distribution in respect of the share capital, except for declaration and payment of a cash dividend for the fourth quarter of 2015, in an amount equal to $0.07 per Ordinary Share, if and to the extent permitted under applicable law;

•
propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries, form any subsidiary of the Company or any of its subsidiaries, or elect or appoint any new directors (other than the reappointment or, if applicable, appointment of directors at the first annual meeting after the date of the Merger Agreement) or executive officers of the Company, except for the transactions contemplated by the Merger Agreement;

•
incur, assume, modify or guarantee any indebtedness (including obligations for borrowed money, obligations for deferred purchase price of property or services outside the ordinary course of business and financial leases) or issue any debt securities or other rights to acquire any debt securities of the Company or any of its subsidiaries, except for (a) interest-bearing indebtedness incurred in the ordinary course of business consistent with past practices utilizing availability under the Company’s existing credit facilities or hedging transactions in the ordinary course of business in accordance with past practices, (b) the issuance of bank guarantees and performance bonds (which, together with all other bank guarantees and performance bonds shall not exceed $5,000,000 in the aggregate at any time) in connection with any customer or supplier contract in the ordinary course of business consistent with past practice;

•
assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the indebtedness of any other Person, except with respect to obligations of subsidiaries of which the Company holds, directly or indirectly, 100% of the economic interests, including for this purpose RR Media CE SA, incurred in the ordinary course consistent with past practice of such subsidiary’s business;

•	have days payable outstanding that exceed 100 as of the end of the last month prior to Closing;

•
make any loans, advances or capital contributions to or investments in any other person (other than the Company or subsidiaries of which the Company holds, directly or indirectly, 100% of the economic interests, including for this purpose RR Media CE SA), except for employee loans and business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its subsidiaries;

•	mortgage or pledge any of the Company’s or its subsidiaries’ material assets, tangible or intangible or create any lien thereupon, except for liens permitted under the Merger Agreement;

•
incur any transaction expenses (including fees and expenses of Company advisors and bankers, and other payments contingent upon or triggered by reason of the Merger, but excluding certain bonuses contingent upon, or triggered or accelerated by the Merger, if any) in excess of an amount agreed upon with Parent;

•
except as required pursuant to contracts in effect as of the date of the Merger Agreement, (a) grant or provide any severance or termination payments to any of its directors, officers, or employees, except as required by applicable law or otherwise in such amounts agreed upon with Parent, (b) increase the compensation of, or pay any bonus or retention payment to, any of its directors, officers, or employees, except for ordinary course year-end bonuses for calendar year 2015, and increase of salaries for calendar year 2016 in the ordinary course of business, which aggregate increases and payments shall be in such amounts agreed upon with Parent, (c) establish, adopt, amend, or terminate any employee plans, (d) take any action to accelerate the vesting or payment, fund, or in any other way secure the payment of compensation or benefits under any employee plan (other than as required under the Merger Agreement with respect to Company options), (e) forgive any loans to any of its directors, officers or employees, (f) announce, implement, or effect any general reduction in labor force, general layoff, early retirement program, severance program or any other general program or effort concerning the termination of employment of its employees, other than routine employee terminations consistent with past practices, (g) adopt, enter into or amend any collective bargaining agreement, works council agreement, or other labor union contract, understanding or promise applicable to any of its employees, (h) terminate without cause certain employees or encourage or cause such employees to resign from the Company, or (i) hire or engage any new executives in senior positions;

•
make any material change in any of the accounting principles or practices, or make any material change in internal accounting controls or disclosure controls and procedures, except for as may be required by applicable law or by GAAP;

•
make any new capital expenditure or expenditures outside the ordinary course of business or in excess of $250,000, individually, or $750,000, in the aggregate, except for capital expenditures pursuant to the Company’s 2016 budget approved by the Company’s board of directors in the ordinary course of business consistent with past practice, or fail to make any budgeted capital expenditure outside the ordinary course of business consistent with past practice;

•	acquire or agree to acquire (a) any business, partnership or other entity or any equity interest, or (b) any assets that are material to the Company and its subsidiaries, taken as a whole;

•
sell, lease (as lessor), license or otherwise dispose of or subject to any lien (other than liens permitted under the Merger Agreement) any material properties or assets of the Company or its subsidiaries, other than the provision of services and the sale, lease and license of properties (including real property) and assets to customers or lessees in the ordinary course of business consistent with past practice;

•
transfer, sell, license, or otherwise dispose of any of the material intellectual property or business of the Company or any of its subsidiaries, other than (i) pursuant to contracts in effect as of the date of the Merger Agreement, (ii) in connection with the license of software or the distribution, sale or license of other products of services, in each case in the ordinary course of business consistent with past practice, or (iii) under liens which are permitted under the Merger Agreement;

•
fail to make any material filing, pay any fee, or take another action necessary to maintain in full force and effect any trademark or trade name that is material to the conduct of the business of the Company and its subsidiaries as a whole, as currently conducted, or enter into any license or transfer agreement granting or transferring to a third party an exclusive right to use any such trademark or trade name;

•
prepare, file or amend any income tax return or other material tax return in a manner inconsistent, in any material respect, with past practice or, on any such tax return, take any material position inconsistent, in any material respect, with past practice, except to the extent required by a change in applicable law, or incur any obligation to make any payment of, or in respect of, any material taxes, except in the ordinary course of business, or make or change any tax election, which is inconsistent, in any material respect, with past practice, except to the extent required by a change in applicable law, or settle or otherwise compromise any material claim relating to taxes, or settle any material dispute relating to taxes, or adopt or change any accounting method or annual accounting period in respect of taxes, or enter into any tax indemnity, sharing, allocation agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment, or request any ruling or similar guidance with respect to taxes, other than the tax rulings contemplated by the Merger Agreement;

•
discharge, settle or satisfy any disagreements, disputes or litigation in respect of liabilities or obligations, other than (a) with respect to customers and suppliers of the Company in the ordinary course of business and not in excess of the amounts set forth in the Merger Agreement, (b) the settlement of liabilities which are in the ordinary course of business consistent with past practice reflected or reserved against in, or contemplated by, the most recent consolidated financial statements of the Company included in its public filings in an amount not to exceed the amount reserved therefore, and (c) such liabilities arising under or in connection with the Merger Agreement or the transactions contemplated thereby;

•
cancel any indebtedness or waive any claims or rights with a value in excess of the amounts set forth in the Merger Agreement or otherwise outside the ordinary course of business, other than as required by GAAP;

•	give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice;

•
make any unlawful payment or gift of money or anything of value prohibited under any applicable law addressing matters comparable to those addressed by the U.S. Foreign Corrupt Practices Act of 1977 or the implementing legislation of the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions concerning such unlawful payments or gifts in any jurisdiction;

•	apply for or accept any (a) grant from any Israeli governmental authority, or (b) any material grant from any other governmental authority;

•	enter into, engage in or amend any transaction or contract with any related party, other than in order to terminate any such contract in accordance with the Merger Agreement;

•
renew (except in the case of automatic renewals pursuant to contracts in effect as of the date of the Merger Agreement in accordance with their terms) or enter into any non-compete, exclusivity, non-solicitation or similar agreement;

•	enter into any new line of business outside of its existing business;

•
other than as required by applicable law (a) convene any meeting of the shareholders of the Company other than the first annual general meeting after the date of the Merger Agreement, or (b) take or fail to take any action the result of which is to allow any matter to come before such meeting, that in either case of (a) or (b) would be in violation of any term or condition set forth in the Merger Agreement;

•
cancel or fail to keep in force any material insurance policy or replace or revise provisions providing insurance coverage with respect to the material assets, operations and activities as are currently in effect of the Company or any of its subsidiaries;

•
enter into any material contract other than (a) to give effect to the addition of services to customers in the ordinary course of business or the reduction of services to customers in the ordinary course of business that are de minimis individually and in the aggregate or (b) contracts with suppliers of the Company or its Subsidiaries in the ordinary course of business for satellite capacity or transponders to service customers of the Company for an amount set forth in the Merger Agreement;

•
modify or amend in any material respect any material contract (other than to give effect to the addition of services to customers in the ordinary course of business or the reduction of services to customers in the ordinary course of business that are de minimis individually and in the aggregate);

•	terminate any material contract, other than due to breach of the other party thereto;

•
waive, release, or assign any material rights or claims under any material contract, other than the waiver of payments owed to the Company thereunder in the ordinary course of business consistent with past practice;

•	enter into any customer contract through use of an agent not in compliance with procedures agreed upon with Parent which are intended to ensure compliance with anti-corruption and anti-bribery laws;

•
delay payment of receivables or otherwise manage payables, receivables, current assets, current liabilities or working capital in any manner other than in the ordinary course of business consistent with past practice, provided that the Company’s level of days payable outstanding as of the end of the last full month prior to the Closing Date shall not exceed 100;

•
fail to make any material filing, pay any fee, or take any other action necessary to maintain in full force and effect all material permits, except where such failure would not reasonably have a material adverse effect on the Company and its subsidiaries;

•
revalue any of its assets (tangible or intangible) including (a) writing down the value of inventory or (b) writing off notes or accounts payables outside the ordinary course of business consistent with past practices; or

•	enter into a contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by the Merger Agreement.

Company Shareholder Meeting; Merger Proposal

The Company has agreed to, no later than five business days after the date of the Merger Agreement, establish a record date for, duly call, give notice of and convene a special meeting of its shareholders (which we refer to as the Company Shareholders Meeting) for the purpose of obtaining the Company Shareholder Approval, and publish the notice of the Company Shareholder Meeting.  The notice of this Special Meeting was published on March 3, 2016 and the record date was March 8, 2016.

The Company has agreed, as promptly as reasonably practicable following the execution of the Merger Agreement, but no later than 15 business days after the date of the Merger Agreement, to furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting and cause the proxy statement to be mailed to the shareholders of the Company.

The Company and Merger Sub have agreed that they will, as promptly as reasonably practicable after the execution of the Merger Agreement, cause a merger proposal (in the Hebrew language) to be executed in accordance with the Companies Law and delivered to the Israeli Companies Registrar.  The Company and Merger Sub have further agreed to timely provide and/or publish notices to their creditors in accordance with the Companies Law and to timely inform the Israeli Companies Registrar that such notices were given to their respective creditors.  The executed merger proposals of the Company and Merger Sub were filed with the Israeli Companies Registrar on March 6, 2016.

No Solicitation; Recommendation of the Merger

The Company has agreed that it will not, and will not permit any of its subsidiaries or their respective Representatives (defined in the Merger Agreement as officers, directors, investment bankers, attorneys or other authorized employees, agents, advisors or representatives or any direct or indirect subsidiaries), directly or indirectly, to

•
solicit, initiate, endorse, encourage or facilitate any Acquisition Proposal (as defined below) or any inquiry, proposal or offer with respect to or that is reasonably likely to lead to any Acquisition Proposal;

•
enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal; or

•	resolve, agree or propose to do any of the foregoing.

Upon execution of the Merger Agreement, the Company shall and shall cause each of its subsidiaries and their respective Representatives to immediately cease all existing discussions and negotiations conducted theretofore with respect to any Acquisition Proposal or potential Acquisition Proposal, or request the prompt return or destruction of all confidential information furnished within the previous 12 months with respect to any Acquisition Proposal or potential Acquisition Proposal.

The term “Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition, in one transaction or a series of transactions, involving:  (i) the direct or indirect acquisition of securities, or tender offer, or exchange offer by any person or group of persons that, if consummated, would result in such person or group of persons beneficially owning more than 15% of the Ordinary Shares; (ii) a merger, consolidation, business combination, scheme of arrangement, joint venture or similar transaction involving the Company and/or any of its subsidiaries (except for any such transaction between or among two or more of the Company’s subsidiaries); (iii) a sale, lease, exchange, license, transfer, acquisition or disposition of more than 15% of the total consolidated assets of the Company and its subsidiaries (including for this purpose the outstanding equity securities of the Company’s subsidiaries); (iv) a recapitalization, restructuring, liquidation, dissolution or other winding up of the Company; or (v) any issuance by the Company individually or in the aggregate of 15% or more of its equity securities, excluding from the foregoing the exercise of Company options that are outstanding as of the date of the Merger Agreement.

Notwithstanding the restrictions above, if prior to obtaining the Company shareholder approval, (a) the Company receives a written Acquisition Proposal that the Company Board believes in good faith to be bona fide, such Acquisition Proposal was unsolicited and did not otherwise result from a breach of the Merger Agreement, (b) the Company Board determines in good faith, after consultation with outside counsel and its financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below), and (c) the Company Board determines in good faith, after consultation with outside counsel, that the failure to take the actions referred to in clause (x) or (y) below would be reasonably likely to result in a breach of the fiduciary duties of its directors under applicable Israeli law, then the Company may (x) furnish information with respect to the Company and its subsidiaries to the party making such Acquisition Proposal and/or afford such party access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its subsidiaries, pursuant to a confidentiality agreement containing terms substantially similar to those set forth in the confidentiality agreement entered into by the Company dated July 2, 2015; provided, that any non-public information provided to any such party shall have been previously provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such party, and (y) participate in discussions or negotiations with the party making such Acquisition Proposal regarding such Acquisition Proposal.

The term “Superior Proposal” means an unsolicited bona fide written Acquisition Proposal, on (A) terms that the Company Board has determined in good faith, after consultation with its financial advisor and outside counsel, taking into account all relevant legal, financial and regulatory aspects and the terms of such Acquisition Proposal, would be more favorable to the Company shareholders (in their capacity as such) than the Merger and (B) which the Company Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of the proposal; provided that references in the term “Acquisition Proposal” to “15%” will be deemed to be references to “50%”.

If, prior to obtaining the Company Shareholder Approval, the Company Board determines in good faith, after consultation with outside counsel, that the failure to do so would be reasonably likely to result in a breach of the fiduciary duties of its directors under applicable Israeli law, taking into account all adjustments to the terms of the Merger Agreement that may be offered by Parent, the Company Board may withdraw its declaration of advisability of the Merger Agreement, the Merger or any of the other transactions contemplated hereby, or declare advisable the approval by the Company shareholders of any Acquisition Proposal, or resolve, agree or publicly propose to take any such actions, or, solely in response to a Superior Proposal received after the date of the Merger Agreement that was unsolicited and did not otherwise result from a breach of the Merger Agreement, cause the Company to terminate the Merger Agreement and concurrently enter into a binding alternative acquisition agreement with respect to such Superior Proposal.

The Company may not make an adverse recommendation or terminate the Merger Agreement as described above unless it notifies Parent in writing at least four business days before taking such action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the party making, such Superior Proposal, and the Company shall, and shall make its financial and legal advisors available to, discuss and negotiate with Parent and Parent’s Representatives in good faith (to the extent Parent seeks to negotiate) any revisions to the terms of the transactions contemplated by the Merger Agreement proposed by Parent.

In addition, the Company promptly (and in any event within 24 hours of receipt) will advise Parent in writing in the event the Company or any of its subsidiaries or Representatives receives any indication of a possible Acquisition Proposal or changes thereto, or if Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal.

The Company has agreed that any violation of the restrictions set forth above with respect to Acquisition Proposals will be deemed to be a material breach of the Merger Agreement by the Company.

Efforts to Consummate the Merger

Subject to the terms and conditions of the Merger Agreement, each of the Parent, Merger Sub and the Company has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, and to assist and cooperate with the other party to the Merger Agreement in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including (a) causing the conditions to closing to be satisfied; (b) obtaining all necessary approvals from governmental authorities and making all necessary filings with governmental authorities, that are required in connection with, or necessary to consummate, the Merger and the other transactions contemplated by the Merger Agreement, provided that neither Parent nor Merger Sub will be required to incur any additional costs in order to obtain such approvals or make such filings except for filing fees and reasonable expenses; (c) obtaining all necessary approvals under any contracts to which the Company or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement so as to substantially maintain and preserve the benefits under these contracts following the closing; and (d) executing and delivering any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement.

Each of Parent, Merger Sub and the Company has agreed to, and cause their respective affiliates (if applicable) to, promptly file with any applicable governmental authority the notifications as required by their respective antitrust laws, in each case as soon as reasonably practicable after the date of the Merger Agreement. No later than five business days after the date of the Merger Agreement, the Company is required to file, and to the extent relevant is required to procure that Satlink will file, all applications and notifications, as applicable, with the MOC, as required under any licenses, permits and authorizations granted by the MOC. No later than 10 business days after the date of the Merger Agreement, the Company is required to file, and to the extent relevant is required to procure that Satlink and each of its other applicable subsidiaries will file, all applications and notifications, as applicable, with the FCC and such other governmental authorities which regulate communication matters, as required under any licenses, permits and authorizations granted by such governmental authorities to the Company, Satlink or such other applicable subsidiary.

Pursuant to the foregoing requirements, on March 2, 2016, the Company filed, and procured that Satlink and each of its other applicable subsidiaries filed (as appropriate), the foregoing applications and notifications, as applicable, with the MOC, and with the FCC and such other governmental authorities that regulate communication matters.  Please see “The Merger— Regulatory Matters— Filings with the MOC, FCC and other regulatory agencies” for further information.

Each of the Company and Merger Sub has also provided the requisite corporate notices concerning the Merger in Israel, having filed the required merger proposals with the Israeli Companies Registrar on March 6, 2016 and having notified their respective creditors of the Merger, to the extent applicable.  As required, the Company also published an announcement of the Merger in the ‘Yediot Ahronot- International Addition’, within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar.  Please see “The Merger— Regulatory Matters— Israeli Companies Registrar” for further information.

Nothing in the Merger Agreement requires Parent, the surviving company or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to (i) sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, (ii) permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the surviving company or any other subsidiary of Parent or the Company, (iii) take or refrain from taking any action that could reasonably be expected to result in a material impairment of the benefits that Parent and Merger Sub reasonably expect to derive from the consummation of the transactions contemplated by the Merger Agreement, (iv) provide any capital contribution, guarantee, indemnity or other financial support to any person, (v) limit dividends or distributions by any person, or (vi) limit the exercise of voting power under equity securities of any person, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a governmental authority or any other person or for any other reason. Notwithstanding the foregoing, with respect to the MOC licenses, Parent has agreed to certain limitations and restrictions as set forth in the Company’s and Satlink’s existing licenses with the MOC and made available to Parent, subject to the MOC approving an amendment to such licenses, as further described below under “Conditions to the Merger—Closing Conditions Applicable to Both Sides.”

Indemnification and Insurance

The Merger Agreement provides that the rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company acting in such capacities as provided in the charter documents of the Company and any indemnification or other agreements of the Company as in effect on the date of the Merger Agreement will be assumed by the surviving company in the Merger and will survive the Merger and continue in full force and effect in accordance with their terms (subject to any limitation imposed from time to time under applicable law).

Parent has agreed to cause the surviving company to maintain in effect, for seven years after the closing of the Merger, directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, on terms with respect to coverage and amounts that are no less favorable than those of the Company’s current directors’ and officers’ liability insurance policies, or, alternatively, the Company may, in consultation with Parent, purchase prior to the Effective Time a seven-year “tail” endorsement to the current directors’ and officers’ insurance policies, in each case provided that except as otherwise set forth in the Merger Agreement, the premium of such insurance policy shall not exceed 300% of the annual premium for the existing directors’ and officers’ liability insurance policy.

Employee Matters

The Company and its subsidiaries are required to meet and satisfy to the reasonable satisfaction of Parent, prior to the Closing, any collective relations obligations in respect to its employees, as may be applicable pursuant to any applicable law or contract, including any obligations (if any) to consult with, or disclose information to, their respective employees or any employees’ representative, in connection with the Merger and the other transactions contemplated by the Merger Agreement.

Prior to the Closing, the Company is required to reasonably cooperate with Parent and assist in facilitating conversations with certain personnel of the Company in connection with Parent’s negotiation of retention agreements or other similar employment arrangements with certain key personnel of the Company.

Tax Rulings

Pursuant to the Merger Agreement, the Company as soon as reasonably practicable after the execution of the Merger Agreement, will prepare and file with the Israel Tax Authority an application for a ruling (to which we refer as the Option Tax Ruling) confirming, inter alia, that (a) the cancellation and exchange of the Company’s options granted under Section 102(b)(2) or Section 102(b)(3) of the Tax Ordinance (which we refer to as Company 102 Options) for the Option Consideration  and the conversion of the shares subject to tax under Section 102(b)(2) or Section 102(b)(3) of the Tax Ordinance (which we refer to as Company 102 Shares) in exchange for payment of the Merger Consideration, shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Tax Ordinance) so long as the respective Option Consideration and the Merger Consideration are deposited with the trustee appointed pursuant to Section 102 of the Tax Ordinance (to which we refer as the 102 Trustee) until the end of the respective holding period, and (b) the deposit of the Option Consideration with the Paying Agent and the 102 Trustee will not be subject to any withholding tax obligation. Transfer of the Option Consideration to the option holders by the 102 Trustee may be subject to withholding tax, as per applicable law. The Option Tax Ruling is subject to customary conditions regularly associated with such a ruling.

In addition, the Company as soon as reasonably practicable after the execution of the Merger Agreement, will prepare and file with the Israel Tax Authority an application for a ruling (a) with respect to holders of Ordinary Shares that are non−Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority), exempting Parent, the Paying Agent, the surviving company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or clearly instructing Parent, the Paying Agent, the surviving company and their respective agents on how such withholding is to be executed; and (b) with respect to holders of Ordinary Shares that are Israeli residents (as defined in the Tax Ordinance or as will be determined by the Israeli Tax Authority) (excluding Ordinary Shares subject to Section 102 of the Tax Ordinance) exempting Parent, the Paying Agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or clearly instructing Parent, the Paying Agent, the surviving company and their respective agents on how such withholding is to be executed (we refer to such ruling as the Withholding Tax Ruling).

Certain Other Covenants

The Merger Agreement contains additional covenants, including relating to cooperation in connection with the preparation of the Company’s proxy statement, public announcements, notices of certain events, access by Parent to the properties, books and records and personnel of the Company and its subsidiaries, de-listing of the Ordinary Shares from the NASDAQ and the deregistration of the Ordinary Shares under the Exchange Act, termination of certain agreements, minimizing the effect of any takeover laws, participation in shareholder litigations, and the preparation of SEC filings that may need to be made after the date of the Merger Agreement and prior to the Effective Time.

Conditions to the Merger

Closing Conditions Applicable to Both Sides

Each party’s obligation to complete the Merger is conditioned upon the satisfaction or waiver, on or prior to the Effective Time, of all of the following conditions:

•	The Company Shareholder Approval has been obtained;

•
no temporary restraining order, preliminary or permanent injunction, or other order preventing the consummation of the Merger has been issued by any court of competent jurisdiction and remains in effect, and there is not any law that makes consummation of the Merger illegal;

•
the approvals required to be obtained and any filings required to be made prior to the Closing with the MOC, the FCC have been obtained or filed, as applicable. Any approvals or licenses obtained from the MOC shall be on terms reasonably acceptable to Parent. Parent and its affiliates (including after the Closing, the surviving corporation and its subsidiaries) are not required, in connection with obtaining any such approvals, to agree to (i) the divestiture, license or other transfer of any of their assets, (ii) any requirement to hold, directly or indirectly, less than 100% of the issued and outstanding share capital of the surviving company or (iii) limit or restrict (or take or agree to undertake any action, including entering into any consent decree or other arrangement that would limit or restrict) (x) their or their shareholders’ ability to vote, trade in or otherwise transfer the publicly-traded securities of any of Parent’s affiliates, (y) Parent’s and its affiliates’ ability to consolidate and control, the surviving company and its subsidiaries or any of their assets, operations or businesses or any of Parent’s or its affiliates’ other assets, operations or businesses, or (z) their ability to conduct business in any jurisdiction or in any manner (other than, for the avoidance of doubt, restrictions on the Company and its Israeli subsidiaries to conduct business in jurisdictions in which the conduct of business is expressly prohibited by Israeli law.  Certain of the terms of the Company’s existing licenses with the MOC, which were made available to Parent, are deemed to be acceptable to Parent; however, in order to satisfy this condition as it relates to the MOC, the Company is required to obtain both the MOC’s approval to the Merger, as well as amendments to the existing MOC licenses, primarily such that following the closing, a transfer of negotiable means of control in the holding company of the license holder (which is a foreign company publicly traded overseas) representing less than 25% of the voting rights in SES, which does not result in a change of control in the Company or Satlink, will not require the MOC’s consent; and

•
as required by the Companies Act, 50 days have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel and 30 days have elapsed after the Company Shareholder Approval and the approval of the Merger by the shareholder of Merger Sub have been obtained.

Conditions to Parent’s and Merger Sub’s Obligations to Close

The obligations of Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver of the following additional conditions:

•
(a) the representations and warranties of the Company regarding corporate power to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, and regarding Company’s indebtedness, compliance with anti-bribery and anti-corruption laws, and brokers or similar fees, are true and correct in all respects as of the Effective Time, (b) certain representations and warranties of the Company regarding the Company’s capitalization are true and correct in all respects as of the Effective Time, except for de minimis inaccuracies, and (c) all other representations and warranties of the Company are true and correct as of Effective Time, except for any inaccuracy which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

•
the Company has performed and complied with its obligations under the Merger Agreement in all material respects, except for certain obligations of the company to set forth in the Merger Agreement (such as the Company’s obligations not to, without Parent's consent, incur indebtedness or capital expenditures over certain levels, increase salaries or pay special benefits to employees, or settle certain disputes) which obligations should be performed and complied with by the Company in all respects;

•	no Material Adverse Effect has occurred since the execution of the Merger Agreement;

•	the delivery of an officer’s certificate by the Company certifying that the above conditions have been satisfied;

•	the receipt of consents, in form and substance reasonably satisfactory to Parent, from the counterparties to certain contracts as set forth in the Merger Agreement;

•
the net cash (being cash minus interest bearing debt) of the Company and its subsidiaries at Closing plus an amount equal to $1,000,000, less the amount of (i) the unpaid transaction expenses (including fees and expenses of Company advisors and bankers, change of control and employee transaction related bonuses, and other payments contingent upon or triggered by reason of the Merger) and (ii) excess value of remaining earnout payments that may become payable by the Company, as determined in the Merger Agreement, is an amount not less than positive $1,000,000. The foregoing amounts of net cash, transaction expenses and excess earnout payments shall be finally determined by the parties (and, in case of a dispute between the parties, by an independent accountant), in accordance with the procedures set forth in the Merger Agreement;

•
the Company’s consolidated average monthly revenue during the full calendar months until closing, as further calculated in the Merger Agreement, shall not be below $11,300,000 (this event is deemed a Material Adverse Effect under the Merger Agreement);

•
retention and employment arrangements with certain employees of the Company that were entered into and approved by Parent on or prior to the date of the Merger Agreement are in full force and effect, and retention and employment arrangements containing legal terms substantially similar to those included in the arrangements described above with certain employees as provided in the Merger Agreement have been entered into and are in full force in effect;

•
Parent has received evidence to its reasonable satisfaction that the amount of transaction expenses (including fees and expenses of Company advisors and bankers, change of control and employee transaction related bonuses, and other payments contingent upon or triggered by reason of the Merger) has been finally determined and that no additional amounts or liabilities will become due to the recipients thereof with respect to the transaction; and

•	the Withholding Tax Ruling has been obtained and remains in full force and effect.

Conditions to Company’s Obligation to Close

The Company’s obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

•
the representations and warranties of Parent and Merger Sub are true and correct as of the Effective Time, except for any inaccuracy which would not, individually or in the aggregate, prevent or delay the consummation of the transactions contemplated by the Merger Agreement or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under the Merger Agreement;

•	Parent and Merger Sub have performed and complied with their obligations under the Merger Agreement in all material respects; and

•	the delivery of an officer’s certificate by Parent and Merger Sub certifying that the above conditions have been satisfied.

Termination Provisions

The Merger Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time by the mutual written consent of Parent and the Company.

The Merger Agreement may also be terminated and the Merger abandoned prior to the Effective Time by either Parent or the Company if:

•
the Merger is not consummated by June 25, 2016 (that is, the date that is four months after the date of the Merger Agreement, which such date we refer to as the Outside Date), provided that, if all other conditions to closing have been satisfied, this period may be automatically extended by up to two additional periods of one month each, as provided in the Merger Agreement, in order to obtain approvals of the MOC or FCC, or by an additional 10 business days in order to complete calculation of the Company’s net cash at Closing, the amount of transaction expenses or excess earnout payments that may become payable by the Company (the right to terminate in these circumstances is not available to a party whose breach of the Merger Agreement has been a principal cause of, or primary resulted in, the failure to close the transaction by the Outside Date or is in a material breach of the Merger Agreement);

•
a governmental entity has issued a judgment, order, injunction, rule or decree, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or requiring the parties to make such changes to the terms of the Merger Agreement as would prevent the parties from obtaining, in all material respects, the benefits of the Merger Agreement (the right to terminate in these circumstances is not available to a party if the issuance of such judgment, order, injunction, rule, decree, ruling or other action was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement); or

•	the Company Shareholder Approval is not obtained after the final adjournment of the shareholders’ meeting at which a vote is taken on the Merger.

The Merger Agreement may also be terminated by the Company under any of the following circumstances:

•
at any time prior to obtaining the Company Shareholder Approval, in order to accept a Superior Proposal, provided, that the Company shall have concurrently with such termination entered into the associated alternative acquisition agreement and paid any fees and expenses due under the termination provisions of the Merger Agreement; or

•
Parent or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in each case which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time, would result in the failure to satisfy a closing condition, and the breaching party has failed to cure or cannot cure the breach by the earlier of the Outside Date and within 30 days following notice of the breach.

The Merger Agreement may also be terminated by Parent under any of the following circumstances:

•
the Company has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of the Company shall have become untrue, in each case which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time, would result in the failure to satisfy a closing condition, and the breaching party has failed to cure or cannot cure the breach by the earlier of the Outside Date and within 30 days following notice of the breach;

•
our board has withdrawn its declaration of advisability of the Merger Agreement, the Merger or any of the other transactions contemplated hereby, or declared advisable the approval by the Company shareholders of any Acquisition Proposal, or resolved, agreed or publicly proposed to take any such actions;

•
the Company has failed publicly to reaffirm its recommendation of the Merger within 10 business days after the date any Acquisition Proposal or any material modification thereto is first commenced, published or sent or given to the Company’s shareholders upon a request to do so by the Parent; or

•	the Company has materially breached or failed to perform any of its obligations with respect to the no solicitation of Acquisition Proposals requirement or the Company Shareholders Meeting.

Effect of Termination

If the Merger Agreement is validly terminated, it will become null and void, with the exception of a few specified sections, each of which shall survive the termination of the Merger Agreement. In the event the Merger Agreement is terminated by the Parent in circumstances of breach (other than a willful and material breach) by the Company of any representation, warranty, covenant or obligation thereof, the termination fee to which Parent may become entitled, if any, will be the sole and exclusive remedy thereof. The termination of the Merger Agreement will not relieve any party from liability for any fraud or willful and material breach of any representation, warranty, covenant, obligation or other provision of the Merger Agreement. For purposes of the Merger Agreement, “willful breach” means any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of the Merger Agreement.

Termination Fee

In the event of an uncured breach of a closing condition, the party in breach is required to reimburse the other party for any and all of the respective expenses incurred by it in connection with the Merger Agreement and the transactions contemplated thereby in an amount not to exceed $1,500,000 (we refer to this as the Expense Reimbursement).

In the event that:

•
an Acquisition Proposal is made directly to the Company shareholders or is publicly disclosed, and the Merger Agreement is validly terminated by the Company or Parent due to non-consummation of the Merger before the Outside Date, failure to obtain the Company’s shareholder approval, or breach by the Company of its representations, warranties, covenants or agreements, and within 12 months after the date of such termination, the Company enters into an agreement in respect of any Acquisition Proposal, or recommends or submits an Acquisition Proposal to its shareholders for adoption which Acquisition Proposal is subsequently consummated, or a transaction in respect of any Acquisition Proposal is otherwise consummated, which, in each case, need not be the same Acquisition Proposal that was made prior to the termination hereof (provided, that each reference to “15%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”);

•
the Merger Agreement is terminated by Parent (1) if our Board has withdrawn its declaration of advisability of the Merger Agreement, the Merger or any of the other transactions contemplated hereby, or declared advisable the approval by the Company shareholders of any Acquisition Proposal, or resolved, agreed or publicly proposed to take any such actions; or (2) the Company has failed publicly to reaffirm its recommendation of the Merger within 10 business days after the date any Acquisition Proposal or any material modification thereto is first commenced, published or sent or given to the Company’s shareholders upon a request to do so by the Parent; or (3) the Company has materially breached or failed to perform any of its obligations with respect to no solicitation of Acquisition Proposals and the Company Shareholders Meeting; or

•
the Merger Agreement is terminated by the Company at any time prior to obtaining the Company’s shareholder approval, in order to accept a Superior Proposal, provided, that the Company shall have concurrently with such termination entered into the associated alternative acquisition agreement and paid any fees and expenses due under the termination provisions of the Merger Agreement, then, in any such event, the Company is required to pay to Parent a fee of $9 million (we refer to this as the Termination Fee), less the amount of any Expense Reimbursement previously paid; provided, that the payment by the Company of the Termination Fee will not relieve the Company from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement or fraud.

Expenses

All fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

Amendments

Prior to the Effective Time, the Merger Agreement may be amended by the parties by action taken or authorized by their respective boards of directors; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment will be made to the Merger Agreement that requires the approval of our shareholders without obtaining the Company Shareholder Approval for such amendment. No amendment will be made after the Effective Time. Any amendment to the Merger Agreement shall be made by execution of a written agreement signed by each of the parties in interest at the time of the amendment.

Governing Law and Jurisdiction

The Merger Agreement and any dispute in connection therewith will be governed by, construed and enforced in accordance with the laws of the State of Israel, and any action or proceeding arising in connection with the Merger Agreement will be brought only before the competent courts located in Tel Aviv-Jaffa, Israel.

PROPOSAL 2
RENEWAL OF D&O LIABILITY INSURANCE

Background

Under the Companies Law, a company may insure an office holder (which consists of a director, general manager (that is, a chief executive officer), chief business manager, deputy general manager, vice general manager, other manager directly reporting to the general manager, or any other person performing the functions thereof (other than the position of a director), without regard to such person’s title) against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided for in the company's articles of association:

■	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;
■	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and
■	a financial liability imposed on the office holder in favor of a third party.
Under the Companies Law, a company may not insure (or indemnify or exculpate) an office holder against any of the following:

■
a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

■	a breach of duty of care committed intentionally or recklessly, excluding a breach arising solely out of the negligent conduct of the office holder;
■	an act or omission committed with intent to derive illegal personal benefit; or
■	a fine, civil fine, monetary sanction or forfeit levied against the office holder.
Our articles of association allow us to insure our office holders to the fullest extent permitted by law.

Our existing directors and officers’ liability insurance policy covers our directors and officers for liability of up to $20 million, at an annual premium of approximately $64,500. This policy expired as of the end of 2015.  In accordance with our Compensation Policy and the Companies Law, our compensation committee and our board of directors have approved, and currently recommend to our shareholders, the renewal of this policy on identical terms, effective as of January 1, 2016. We refer to the proposed renewed policy as the Renewed D&O Insurance.

The purpose of the insurance that we provide to our directors and officers is to ensure that they are provided with adequate financial protection (as support for our indemnification obligations towards them) against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, our company.

Because we are currently party to the Merger Agreement and are in the midst of the process of seeking shareholder approval for, and attempting to fulfill all conditions for, the Merger, there is an increased risk of litigation and other claims being asserted against our directors and officers. We value the contributions of our current officers and directors, and we believe that it is the best interest of our company and our shareholders that they continue to serve until the Effective Time of the Merger (to the extent that the Merger is consummated). In order to ensure that they do so, we believe that it is necessary to renew the liability insurance that we provide to them, so that they are adequately protected against the heightened level of risk. If the Merger is not consummated, it is essential that we continue to provide this insurance to our directors and officers for so long as we remain a public company, so it is important that we have the Renewed D&O Insurance in place.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the renewal, effective as of January 1, 2016, of the existing directors’ and officers’ liability insurance policy, at its current coverage level of up to $20 million, at an annual premium of approximately $64,500, be, and hereby is, approved and ratified in all respects by RR Media’s shareholders.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposal to renew our directors’ and officer’ liability insurance policy.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of this Proposal 2.

Board Recommendation

Our board of directors unanimously recommends a vote FOR the foregoing resolution approving our renewal of our directors’ and officers’ liability insurance policy pursuant to its existing terms.

PROPOSAL 3
PURCHASE OF “TAIL” D&O LIABILITY INSURANCE

Background

As described in the Merger Proposal, under the Merger Agreement, the surviving corporation is required to maintain the Company’s existing directors’ and officers’ liability insurance, for a seven year period following the Effective Time of the Merger, or, alternatively, the Company may purchase, in consultation with Parent, a seven year “tail” policy in respect of its directors’ and officers’ insurance policy, in each case at the pre-Merger coverage level, for all current and former directors and officers of the Company and its subsidiaries serving at or prior to the Effective Time.

In order to secure our directors’ and officers’ entitlement to insurance, our company intends to purchase a seven-year “tail” policy in respect of our directors’ and officers’ liability insurance policy, at the current, pre-Merger coverage level of up to $20 million, at a maximum premium equal to 3 times the annual premium of the Renewed D&O Insurance described in Proposal 2. In accordance with the Company’s Compensation Policy, allowing the Company to purchase “runoff” insurances, each of the compensation committee and the board of directors has approved our obtaining the subject “tail” policy, subject to consummation of the Merger.  Under the Companies Law, because the subject policy will cover our directors and our CEO, among our other office holders (as defined in the Companies Law), in order to obtain the policy, we require the approval of our shareholders as well.

As described above (in the D&O Insurance Renewal Proposal), the purpose of the insurance that we provide to our directors and officers is to ensure that they are provided with adequate financial protection (as support for our indemnification obligations towards them) against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, our company.

Because we are currently party to the Merger Agreement and require shareholder approval for, and are attempting to fulfill all conditions for, the Merger, there is an increased risk of litigation and other claims being asserted against our directors and officers in respect of the Merger and the pre-Merger period, even after the actual consummation of the Merger. We value the contributions of our current officers and directors, and we believe that it is the best interest of our company and our shareholders that they continue to serve until the Effective Time of the Merger (assuming that the Merger is consummated). In order to encourage them to do so, we believe that it is necessary to continue the insurance coverage for all claims that arise against them in respect of all periods prior to the Merger for an additional seven years following the Effective Time. By doing so, we will assure them that they will be adequately protected - even against claims that may not be asserted against them until a significant period of time has elapsed following the Merger.

Proposed Resolution

We are proposing that our shareholders approve our prospective purchase of the Tail Insurance Proposal, subject to consummation of the Merger, via the adoption of the following resolution at the Meeting:

“RESOLVED, that subject to and effective upon the consummation of the Merger, RR Media’s purchase, in accordance with the  Merger Agreement, of a “tail” insurance policy for its officers and directors that will provide coverage to the same persons and on the same terms with respect to coverage and amount as under the D&O insurance that is proposed for renewal pursuant to Proposal 2, until the seventh anniversary of the effective time of the Merger, at a premium not to exceed three times the annual premium of the D&O insurance that is proposed for renewal pursuant to Proposal 2, be, and hereby is, approved in all respects by RR Media’s shareholders.”

Required Majority

The vote required for approval of the Tail Insurance Proposal is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

Board Recommendation

Our board of directors unanimously recommends a vote FOR the foregoing resolution approving our purchase of the Tail Insurance Proposal.

PROPOSAL 4
AMENDMENT OF COMPENSATION POLICY

Background

In the period of time leading up to the proposed Merger, our board of directors, based on the recommendation of our compensation committee, has reviewed the role of our senior officers in bringing our company to its current position. The compensation committee and the board have noted the extensive efforts and activities of those officers, who have been instrumental in the operational successes of our company. Our senior officers have furthermore played a leading role in our prospective sale pursuant to the Merger at a premium to our market share price, as described in the Merger Proposal.

In recognition of these achievements, we expect that our company will pay up to an aggregate of $1.2 million of bonuses to various senior officers of the Company, including (as described in Proposal 5 below) $450,000 to our chief executive officer, Mr. Avi Cohen, or the CEO, subject to, and upon, consummation of the Merger.

The payment of bonuses to senior officers who are considered “office holders” of our company, as defined in the Companies Law, is subject to the terms of our Compensation Policy, which  was adopted by our shareholders at a special general meeting of shareholders held in December 2013. Our Compensation Policy, in its current form, allows for the payment of special bonuses to our officers in recognition of their special contribution to key transactions and events involving our company, in amounts of up to 12 months’ salary per officer. In order to preserve our flexibility for our expected payment of bonuses to our senior office holders upon consummation of the Merger, and in light of the achievements of our officers (as described above) in connection with our overall performance and the Merger, in particular, our compensation committee and board of directors have approved, and have proposed that our shareholders likewise approve, an amendment to the Compensation Policy. The proposed amendment provides that our compensation committee and board of directors may elect, upon the recommendation of the Chief Executive Officer (or the Chairman, in the case of a bonus payable to the Chief Executive Officer), to increase the amount of any special bonus otherwise payable to our office holders under the existing Compensation Policy by up to an additional nine months’ base salary.

Proposed Resolution

We are proposing that our shareholders approve Proposal 4, which we refer to as the Compensation Policy Proposal, via the adoption of the following resolution at the Meeting:

“RESOLVED, that the amendment to the Company’s Compensation Policy, whereby in the event of a change of control of the Company, the Compensation Committee and the Board of Directors of the Company may elect upon the recommendation of the Chief Executive Officer (or the Chairman in the case of a bonus payable to the Chief Executive Officer) to increase the amount of any special bonus otherwise payable to executives thereunder by up to additional 9 months’ base salary, be, and the same hereby is, approved in all respects.”

Required Majority

The vote required for approval of the Compensation Policy Proposal is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, under the Companies Law, the Compensation Policy Proposal requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to as a “personal interest” under the Companies Law) concerning the approval of the Office Holder Proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the Office Holder Proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

Please see “The Special General Meeting— Voting Rights and Vote Required” above in this Proxy Statement for an explanation as to what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the Compensation Policy Proposal, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of this proposal, and to therefore be counted towards the special majority required under this proposal, you must check the box for Item 4A on the accompanying proxy card. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the Compensation Policy Proposal, you should not check the box for Item 4A on the enclosed proxy card and you should not vote on the Compensation Policy Proposal via the proxy card. Instead, you should contact Ms. Orna Naveh, our General Counsel and Corporate Secretary, at Orna.Naveh@rrmedia.com (or telephone: +972-3-928-0808), who will provide you with a separate proxy card that is designed for you so that you can submit your vote on this proposal (although your vote will not be counted towards the special majority required for approval of this proposal).  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest, you should instead contact the representative managing your account, who could then contact our General Counsel and Corporate Secretary on your behalf.

Board Recommendation

Our board of directors unanimously recommends a vote FOR the foregoing resolutions approving the Compensation Policy Proposal.

PROPOSAL 5
EMPLOYMENT TERMS OF CHIEF EXECUTIVE OFFICER
Background

Under the Companies Law, any public Israeli company that seeks to approve terms of employment and/or compensation of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Avi Cohen has served in his capacity as our CEO since joining our company in July 2012.  Since that time, Mr. Cohen has been instrumental in our Company’s operational success. Mr. Cohen has furthermore been at the forefront of the process for the prospective sale of our company pursuant to the Merger at a premium to our market share price, as described elsewhere in this Proxy Statement.

In accordance with Mr. Cohen’s employment agreement, his employment terms have expired on December 31, 2015 and our compensation committee has previously extended such terms for an interim period until March 30, 2016.

The CEO Proposal would extend our CEO’s existing employment terms, effective as of January 1, 2016,  until the termination or amendment of the CEO employment agreement with our company, except for two compensation components which shall be amended and apply during the foregoing extension period:  (i) the CEO’s gross monthly salary shall be increased to NIS 106,700 (which salary reflects an increase of 10.9% to the CEO’s existing salary, which was last increased on January 1, 2014), and (ii) the CEO shall be entitled, upon termination of his employment, to redeem or otherwise use vacation days which were accrued to date without limitation. In addition, upon and subject to the consummation of the Merger, our CEO would be entitled to a bonus in the amount of $450,000. Such bonus will become due and payable to the CEO subject to the CEO being continuously employed by the Company until the closing, and shall not depend upon or be qualified by any post-closing event, occurrence or circumstance, including any future services provided by, or employment of, the subject officer to or by our company (or Parent).

In determining to extend the current employment terms of Mr. Cohen, to amend certain of such terms and to pay the CEO, subject to the consummation of the Merger, a certain bonus, all as further described below, the compensation committee, and our board of directors, considered the factors enumerated in the Compensation Policy. Our compensation committee and board expressed the view that the terms and conditions of the CEO Proposal: (i) are necessary and reasonable in order to preserve stability for the Company, enable the company to continue its ordinary course of business during the interim period until closing and facilitate the consummation of the Merger,  (ii) are appropriate, given the background and experience of Mr. Cohen, (iii) are aligned with market conditions for companies of similar position and size, and for executives of similar experience level and quality (based on comparative analysis conducted by the compensation committee), (iv) are in acknowledgment and recognition of the CEO’s efforts and contribution to the achievement of the Company’s goals, including consummation of the Merger,  and (v) are consistent with the Compensation Policy.

Proposed Resolution

We are proposing that our shareholders approve the CEO Proposal via the adoption of the following resolution at the Meeting:

“RESOLVED, that (i) the extension of the existing employment terms of Mr. Avi Cohen, our Chief Executive Officer, or the CEO, effective as of January 1, 2016, (ii) the amendment of certain employment terms of the CEO, effective as of January 1, 2016, and (iii) subject to the consummation of the Merger, the payment of a bonus to the CEO, in acknowledgment and recognition of the CEO’s efforts and contribution to the achievement of the Company’s goals, including consummation of the Merger, all as described in the Proxy Statement, dated March 17, 2016, sent by RR Media to its shareholders in respect of this Meeting, be, and the same hereby is, approved in all respects.”

Required Majority

The vote required for approval of the CEO Proposal for Mr. Cohen is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of the CEO Proposal requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to as a “personal interest” under the Companies Law) in the approval of the CEO Proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the CEO Proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

Please see “The Special General Meeting— Voting Rights and Vote Required” above in this Proxy Statement for an explanation as to what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the CEO Proposal, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of this proposal, and to therefore be counted towards the special majority required under this proposal, you must check the box for Item 5A on the accompanying proxy card. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the CEO Proposal, you should not check the box for Item 5A  on the enclosed proxy card and you should not vote on the CEO Proposal via the proxy card. Instead, you should contact Ms. Orna Naveh, our General Counsel and Corporate Secretary, at Orna.Naveh@rrmedia.com (or telephone: +972-3-928-0808), who will provide you with a separate proxy card that is designed for you so that you can submit your vote on this proposal (although your vote will not be counted towards the special majority required for approval of this proposal).  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest, you may also contact the representative managing your account, who could then contact our General Counsel and Corporate Secretary on your behalf.

Board Recommendation

Our board of directors unanimously recommends a vote FOR the foregoing resolutions approving the CEO Proposal.

MARKET PRICE INFORMATION

Our Ordinary Shares began trading publicly on the NASDAQ Global Market on November 1, 2006 under the symbol “RRST,” and commenced trading on the NASDAQ Global Select Market on January 1, 2008. Since February 17, 2015, our Ordinary Shares have been traded under the symbol “RRM”. Prior to November 1, 2006, there was no public market for our Ordinary Shares.

The following tables set forth the high and low sales prices for our Ordinary Shares on the NASDAQ Global Select Market for the periods indicated:

Period	(In U.S. dollars)
Six most recent months:	High	Low
February 2016	13.09	7.53
January 2016	9.05	7.64
December 2015	9.30	8.25
November 2015	9.35	8.12
October 2015	9.31	7.76
September 2015	8.51	7.40

Two most recent full financial years, by quarter:
Fourth Quarter 2015	9.35	7.76
Third Quarter 2015	8.51	5.95
Second Quarter 2015	7.94	6.00
First Quarter 2015	7.79	6.00
Fourth Quarter 2014	8.04	6.06
Third Quarter 2014	9.50	6.66
Second Quarter 2014	9.61	8.52
First Quarter 2014	9.39	8.10

Five most recent complete financial years:
2015	9.35	5.95
2014	9.60	6.06
2013	9.35	6.45
2012	6.96	3.50
2011	8.03	3.77

On February 25, 2016, the last full trading day prior to date of the public announcement of the signing of the Merger Agreement, the closing price per Ordinary Share on the NASDAQ Global Select Market was $8.70. On March 15, 2016, the most recent practicable date prior to the publication of this Proxy Statement, the closing price per Ordinary Share on the NASDAQ Global Select Market was $13.02.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR OUR ORDINARY SHARES.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES
BY CERTAIN BENEFICIAL OWNERS

           The following table shows information as of March 8, 2016, for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,537,325  Ordinary Shares outstanding as of March 8, 2016.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RR Media Ltd., RR Building, Negev Street, Airport City 7019900, Israel.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares
Executive Officers and Directors
Ayal Shiran	-	-
Avi Cohen	234,375	1.3%
Shmulik Koren	20,122	*
Ziv Mor	2,658	*
Tzurit Golan	-	-
Elad Manishviz	23,906	*
Nissim Barda	2,656	*
David Assia	24,000	*
Harel Beit-On	-	-
Yigal Berman	-	-
Vered Levy-Ron	15,000	*
Alexander Milner	-	-
Ron Oren	10,000	*
Tim Richards	6,250	*
David Rivel (2)	821,381	4.7%
Dr. Shlomo Shamir	187,500	1.1%
Yaron Sheinman	6,250	-
All directors and officers as a group (18 persons)	1,354,098	7.5%

Five Percent Shareholders
Del-Ta Engineering Equipment Ltd. and affiliates (3)	5,940,367	33.9%
Viola A.V. RRsat, Limited Partnership (4)	4,958,374	28.3%
Harel Insurance Investments & Financial Services Ltd. (5)	1,118,673	6.4%
Unterberg Capital, LLC and affiliates (6)	880,441	5.0%
______________________
*      Less than 1%.

(1)	Excludes outstanding options that do not vest within 60 days of March 8, 2016.

(2)	Based on a Schedule 13G/A filed with the SEC on May 20, 2013 and on other information provided to us.

(3)
Based on Amendment No. 3 to Schedule 13D, filed with the SEC on December 5, 2013 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd., or Del-Ta, is Inter-Gamma house industrial P.O.B 3805 Kfar Neter 4059300, Israel.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd., or Rapac.  Based on information provided to us by Del-Ta, as of March 8, 2016, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Rapac representing approximately 56.9% of the voting power and share capital of Rapac.  Based on information provided to us by Del-Ta, as of March 8, 2016, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 89.57% of the voting power and share capital of Inter-Gamma Investment Company Ltd. Of the 5,940,367 Ordinary Shares beneficially owned by Del-Ta and its affiliates, Del-Ta holds 5,098,792 Ordinary Shares directly, and Rapac holds 841,575 Ordinary Shares directly.  Mr. Oren disclaims beneficial ownership of the Ordinary Shares held by Del-Ta and Rapac except to the extent of his pecuniary interest in Inter-Gamma Investment Company Ltd.

We have been notified by Del-Ta that it has pledged 1,800,000 Ordinary Shares held by it in favor of Union Bank of Israel Ltd. to secure outstanding loans of its parent company, Rapac. and it has also pledged an additional 2,847,564 Ordinary Shares, and Rapac has pledged 552,134 of the Ordinary Shares held by it, in favor of Strauss Lazer Trust Company (1992) Ltd. for the benefit of the holders of outstanding bonds of Rapac to secure Rapac’s obligations pursuant to those bonds.

(4)
Based on Amendment No. 3 to Schedule 13D filed with the SEC on April 10, 2014 and on other information provided to us. The address of Viola A.V. RRsat, Limited Partnership is 12 Abba Eban Avenue, Herzliya Pituach 4672530, Israel. Viola P.E. GP Ltd. serves as the general partner of Viola A.V. RRsat, Limited Partnership and possesses voting and investment authority with respect to the Ordinary Shares held thereby.  Mr. Harel Beit-On is the sole director of Viola P.E. GP Ltd.  The holdings of equity interests of Viola P.E. GP Ltd. by Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi constitute, directly or indirectly, a majority of the issued and outstanding share capital of Viola P.E. GP Ltd., in the aggregate, and provide them with ultimate voting and investment authority with respect to the Ordinary Shares directly held by Viola A.V. RRsat, Limited Partnership.  In addition, Viola A.V. RRsat, Limited Partnership has voting rights over an additional 821,381 Ordinary Shares held by Mr. David Rivel pursuant to that certain Shareholders Agreement, dated April 4, 2013, by and between Viola A.V. RRsat, Limited Partnership and David Rivel.

(5)
Based on a Schedule 13G/A filed with the SEC on January 28, 2016.  The address of Harel Insurance Investments & Financial Services Ltd. is Harel House, 3 Abba Hillel Street, Ramat Gan 52118, Israel.  In accordance with the Schedule 13G/A, (i) 1,088,373 Ordinary Shares are held by Harel for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by Harel’s subsidiaries, each of which subsidiaries operates under independent management and makes independent voting and investments decisions, and (ii) 30,300 Ordinary Shares are beneficially held for its own account.

(6)	Based on a Schedule 13G filed with the SEC on January 14, 2016. The address of Unterberg Capital, LLC and its affiliated entities is 445 Park Ave, Room 901, New York, NY 10022.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or furnish to the SEC after the date of this Proxy Statement, contain important information about RR Media and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 16, 2015;

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2015, expected to be filed in March 2016; and

•	Reports of Foreign Private Issuer on Form 6-K furnished on the following dates:

•	May 11, 2015 (only our GAAP financial statements as of, and with respect to the quarter ended, March 31, 2015 attached to the press release annexed as Exhibit 99.1 thereto);

•	July 31, 2015 (only our GAAP financial statements, and with respect to the three and six month periods ended, June 30, 2015 attached to the press release annexed as Exhibit 99.1 thereto);

•
August 10, 2015 (attaching our GAAP financial statements as of, and with respect to the three and six month periods ended, June 30, 2015, and providing our management’s discussion and analysis of our financial condition and results of operations);

•
November 24, 2015 (only our GAAP financial statements as of, and with respect to the three and nine month periods ended, September 30, 2015 attached to the press release annexed as Exhibit 99.1 thereto);

•	February 26, 2016 (including the Merger Agreement attached as Exhibit 99.1 thereto, but excluding the press release attached as Exhibit 99.2 thereto); and

•	March 2, 2016 (only our GAAP financial statements as of, and with respect to the three and twelve month periods ended, December 31, 2015 attached to the press release annexed as Exhibit 99.1 thereto).

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 contains, and our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 will contain, a detailed description of our business, and certain risk factors in connection with the purchase or retention of Ordinary Shares.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED MARCH 17, 2016. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, s/ AYAL SHIRAN Ayal Shiran Chairman of the Board of Directors
Airport City, Israel
March 17, 2016